Exhibit 10.1

LLC INTEREST PURCHASE AGREEMENT

by and among

ALFA CORPORATION

and

JOHN CHARLES RUSSELL,

CAROL LYNN RUSSELL,

THE TRUSTS IDENTIFIED ON EXHIBIT A HERETO,

THE COMMUNITY FOUNDATION OF MIDDLE TENNESSEE, INC.

and

THE VISION INSURANCE GROUP, LLC

Dated as of August 30, 2004

EXHIBITS

Exhibit A	Vision’s Members
Exhibit B	Revenue Earnout Payment Formula and Terms
Exhibit C	EBITDA Earnout Payment Formula and Terms
Exhibit D	Monthly Treaty Reports
Exhibit E	Form of Subscription Agreement
Exhibit F	Form of John Russell Employment Agreement
Exhibit G	Form of Thomas Russell Employment Agreement
Exhibit H	Form of David Tetzlaff Employment Agreement
Exhibit I	Form of Litigation Indemnification Agreement
Exhibit J	Certain Dispositions and Assignments
Exhibit K	Bonus Agreements

SELLERS DISCLOSURE MEMORANDUM

Section 3.1	Vision Qualifications to do Business
Section 3.3	Governmental Authorizations
Section 3.4	Non-Contravention
Section 3.5	Ownership of Interests
Section 3.7(a)	Vision Financial Statements
Section 3.7(b)	Undisclosed Liabilities
Section 3.8	Changes Since December 31, 2003
Section 3.9	Material Contracts
Section 3.10	Litigation
Section 3.11	Permits; Insurance Matters
Section 3.13	Personal Property
Section 3.14	Real Property
Section 3.15	Intellectual Property
Section 3.16	Employee Benefit Plans
Section 3.17	Labor Matters
Section 3.18	Tax Matters
Section 3.19	Operations Insurance
Section 3.20	Broker, Financial Advisor
Section 5.10	Personal Leave Policy
Section 5.15	Personal Guarantees
Section 6.2(j)	Consents
Section 8.2	Certain Litigation

LLC INTEREST PURCHASE AGREEMENT

THIS LLC INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of August 30, 2004, is entered into by and among ALFA CORPORATION, a Delaware corporation (“Buyer”), JOHN CHARLES RUSSELL, an individual resident of the State of Tennessee (“John Russell”), CAROL LYNN RUSSELL, an individual resident of the State of Tennessee (“Carol Russell”), THE TRUSTS IDENTIFIED ON EXHIBIT A HERETO (the “Seller Trusts”), THE COMMUNITY FOUNDATION OF MIDDLE TENNESSEE, INC., a Tennessee not-for-profit corporation (the “Foundation”) (John Russell, Carol Russell, the Seller Trusts and the Foundation are, collectively, “Sellers”), and THE VISION INSURANCE GROUP, LLC, a Tennessee limited liability company (“Vision”).

BACKGROUND

Sellers collectively own 100% of the limited liability company interests of Vision (the “Interests”), with their respective membership percentages being set forth on Exhibit A hereto. In addition, John Russell owns 100% of the issued and outstanding capital stock of Vision MGA of Texas, Inc., a Texas corporation (“Texas MGA”), which was formed solely for the purpose of performing Vision’s business in Texas pursuant to regulatory requirements. The parties desire that John Russell cause Texas MGA to be merged with and into Vision prior to the Closing contemplated by this Agreement. The parties also desire that Sellers sell to Buyer, and Buyer purchase from Sellers, the Interests at Closing in accordance with the terms and conditions of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Definitions. The following capitalized terms have the respective meanings set forth below:

“Affiliate” means, with respect to a specified Person, any other Person controlling, controlled by or under common control with the specified Person.

“American Safety Agreement” means that certain Program Management and Underwriting Agreement for Personal Lines Private Passenger Automobile Insurance, dated March 1, 2000, by and between American Safety Casualty Insurance Company and Vision.

“Annual Statement” means the form of annual statement for property and casualty insurance companies prescribed by the National Association of Insurance Commissioners, or such comparable form that the applicable insurance carrier is required to use in lieu thereof by the insurance regulatory authority in the state of such insurance carrier’s domicile.

“Average Buyer Share Price” means the average per share closing price of Buyer Common Stock on the Nasdaq National Market for the ten Business Days ending on the third Business Day preceding (and not counting) the Closing Date.

“AVIC” means Alfa Vision Insurance Corporation, an Alabama corporation and wholly owned subsidiary of Buyer, which was formed for the purpose of engaging in the Business with Vision after the Closing.

“AVIC Licenses” means certificates of authority for AVIC to engage in the business of automobile insurance in the following states: Arkansas, Florida, Indiana, Kentucky, Missouri, Ohio, Tennessee and Virginia; and qualification to transact business as a reinsurer in the state of Texas.

“Business” means the business of marketing, underwriting and administering insurance policies as conducted by Vision and Texas MGA, including the services performed by Vision and Texas MGA on behalf of insurance carriers.

“Business Day” means any day other than a Saturday, a Sunday, a day on which banking institutions in the State of Delaware are permitted or obligated by Law to be closed, or a day on which the Nasdaq National Market is not open for trading.

“Buyer Common Stock” means Buyer’s Common Stock, $1.00 par value per share.

“Buyer Material Adverse Effect” means any change, effect, matter, event, occurrence or circumstance, individually or collectively, that has or would reasonably be expected to have a material adverse effect on (i) the business, assets or properties (including intangible assets or properties), liabilities, results of operations or financial condition of Buyer and its Affiliates taken as a whole or (ii) the ability of Buyer to perform its obligations under this Agreement, other than such changes, effects, matters, events, occurrences or circumstances generally affecting the United States economy.

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Date Employee” means each individual who is employed by Vision immediately prior to the Closing, after any terminations required pursuant to Section 5.10(a).

“Code” means the Internal Revenue Code of 1986, as amended. Any citation to a provision of the Code includes a citation to any successor provision.

“Contract” means any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease or obligation of any kind or character to which any Person is a party or that is binding on any Person or its assets or business.

“Corporate Overhead” means any corporate overhead or expenses of Buyer, including legal and accounting fees, allocated or charged to Vision, other than charges for services that are actually used by Vision. By way of example, and not by limitation, Corporate Overhead will not include reasonable charges to Vision for services performed by employees of Alfa Mutual Insurance Company who were employees of Vision prior to the Closing, or reasonable charges to Vision for financial accounting and audit services to the extent that Vision receives these services from or through Buyer rather than Vision purchasing them from unaffiliated sources. The intent of the parties is that Corporate Overhead will not include charges that Vision pays to Buyer or its other Affiliates for services that Vision would have performed for itself or purchased from other sources had Vision not been acquired by Buyer.

“Environmental Laws” means any federal, state or local laws, rules or regulations, and any orders or decrees, relating to the regulation or protection of the natural environment or to releases or threatened releases of Hazardous Materials into the soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air) and any other environmental medium or natural resource.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all final and temporary regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied for all relevant time periods, applying accrual basis accounting.

“Governmental Authority” means any federal, state, county, local, foreign or other governmental or public agency, instrumentality, commission, authority, board or body.

“Hazardous Materials” means any waste or other substance that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

“Interests” means 100% of the limited liability company membership interests of Vision.

“Knowledge” means, with respect to Sellers, those facts that are known or should reasonably have been known after due inquiry by each of the following individuals: John Russell, Carol Russell, Thomas Russell, David Tetzlaff, Joel Wit and Shannon Balmer.

“Law” means any domestic or foreign federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, judgment or decree applicable to the parties hereto.

“Lien” means any claim, charge, conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, security interest or other security arrangement, on or with respect to any asset or property.

“Litigation” means all suits, actions, causes of action (whether in law or at equity), arbitrations, claims, complaints, administrative and similar proceedings, and criminal prosecutions and investigations.

“Loss” means any loss, damage, liability, claim, cost or expense, including, but not limited to, reasonable attorneys’ fees.

“MSC” means Mutual Service Casualty Insurance Company and its Affiliates, including Modern Service Insurance Company.

“MSC Agreement” means that certain Automobile Insurance Service Agreement dated October 13, 1999, by and between Vision and MSC, as amended on October 10, 2001.

“90-Day Treasury Rate” means the annual yield rate on the Closing Date of actively traded U.S. Treasury securities having a remaining duration to maturity of three months, as such rate is published under “Treasury Constant Maturities” in Federal Reserve Statistical Release H.15(519).

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any Governmental Authority, or any binding determination pursuant to arbitration or other similar alternative dispute resolution forum.

“Permits” means all licenses, permits, orders, approvals, registrations, authorizations, qualifications and filings with and under all federal, state, local or foreign Laws or Governmental Authorities.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable, (ii) any minor imperfection of title that does not materially interfere with the present use or the continuation of such present use in the Business, (iii) materialmen’s or similar liens or obligations arising in the ordinary course of business securing accrued obligations not yet due and payable, (iv) purchase money Liens arising in the ordinary course of business, and (v) Liens reflected in the Vision Audited Statements.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization, governmental, judicial or regulatory body, business unit, division or other entity.

“SAP” means the statutory accounting practices prescribed or permitted by the insurance regulatory authority in the state of domicile of the applicable insurance carrier, consistently applied for all relevant time periods.

“Securities Act” means the Securities Act of 1933, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Sellers Disclosure Memorandum” means the written information entitled “Sellers Disclosure Memorandum” delivered to Buyer prior to the date of this Agreement and referencing specific Sections of this Agreement. Any matter disclosed by Sellers therein with respect to one Section shall be deemed disclosed with respect to all other Sections, provided that the relevance to the Section from which any such matter is omitted is apparent from the disclosure with respect to the Section for which such matter is included.

“Sellers Material Adverse Effect” means any change, effect, matter, event, occurrence or circumstance, individually or collectively, that has or would reasonably be expected to have a material adverse effect on (i) the business, assets or properties (including intangible assets or properties), liabilities, results of operations or financial condition of Vision and Texas MGA taken as a whole or (ii) the ability of Sellers to perform their obligations under this Agreement, other than such changes, effects, matters, events, occurrences or circumstances specifically referred to in Sellers Disclosure Memorandum or generally affecting the United States economy.

“Sellers Representative” means John Russell. In the event of John Russell’s death or a disability that prevents him from serving as Sellers Representative, his estate or legal representative shall on a timely basis select one individual, reasonably acceptable to Buyer, to serve as Sellers Representative.

“Tax” means any federal, state, county, local or foreign tax, charge, fee, levy, impost, duty or other assessment, including income, gross receipts, premium, employment, payroll, withholding, excise, sales, gains, transfer, recording, license, real and personal property, use and occupation, capital stock, franchise, registration, ad valorem, alternative or add-on minimum, estimated or other tax, assessment or governmental charge of any kind whatsoever, imposed or required to be withheld by and Governmental Authority, including any interest, penalties and additions imposed thereon or with respect thereto, and including liability for taxes of another person under Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, filing, questionnaire, information return or other document required to be filed, including requests for extensions of time, filings made with estimated tax payments, claims for refund and amended returns that may be filed, for any period with any taxing authority (whether domestic or foreign) in connection with any Tax (whether or not a payment is required to be made with respect to such filing).

“Texas MGA” means Vision MGA of Texas, Inc., a Texas corporation.

“Underwriting Loss” means the amount (computed in accordance with SAP) includable on line 8 of the “Underwriting and Investment Exhibit Statement of Income” in the Annual Statement of AVIC or its applicable Affiliate calculated in a consistent manner, to the extent such amounts are directly related to the insurance policies sold by Vision or an agent under contract with Vision, and to the extent such amount is a negative number.

“Vision EBITDA” means, for each applicable time period, (i) Vision Fee Income, less (ii) all of Vision’s expenses other than Corporate Overhead, and before reductions for interest, income taxes, depreciation and amortization, computed in accordance with GAAP, and plus or minus (iii) the net underwriting gain or loss of AVIC or any of its Affiliates directly related to the insurance policies sold by Vision or an agent under contract with Vision, computed in accordance with SAP and includable within the amounts on line 8 of the “Underwriting and Investment Exhibit Statement of Income” in AVIC’s or its applicable Affiliate’s Annual Statement.

“Vision Fee Income” means, for each applicable time period, all net commissions and fees due and payable to Vision in the ordinary course of its business of the type that have generally been included in the Vision Audited Statements as “Commission and fee income from managing general agent services, net of estimated return commissions,” including, but not limited to, service fees, renewal fees, installment fees, filing fees, reinstatement fees, NSF fees, “convenience” fees, late fees, “theft prevention” fees, endorsement fees, cancellation fees, policy fees, agent’s fee PIP, re-write fees, credit card usage fees, and motorists protection plan income, all as computed in accordance with GAAP.

“Vision Revenues” means the sum of (i) Vision Fee Income excluding all commissions plus (ii) the direct premiums written by AVIC or any of its Affiliates, or any other insurance carriers doing business with Vision, for the applicable time period that are derived solely from insurance policies sold by Vision or an agent under contract with Vision, computed in accordance with SAP and includable within the amounts on line 34, column 1 of the “Underwriting and Investment Exhibit, Part 1B – Premiums Written” in the applicable insurance carrier’s Annual Statement.

Section 1.2 Index of Certain Defined Terms. The capitalized terms set forth below are defined in the referenced sections:

Term	Section
Acquisition/Marketing Transaction	5.2
Actuarial Reports	3.11(e)
Agreement	1st Paragraph
Alfa Companies	5.14(a)
Allocation Schedule	2.2(d)
Annual Earnout Schedule	2.3(g)(i)
Asserted Liability	8.4(a)
Bonus Agreements	5.10(d)
Broker Agreement	5.7(b)
Business Activities	5.14(c)

Business Employees	3.17
Buyer	1st Paragraph
Buyer Indemnitees	8.2(a)
Buyer SEC Documents	4.8
Buyer Shares	2.2(b)(ii)
Carol Russell	1st Paragraph
Cash Portion	2.2(b)(i)
Claims Notice	8.4(a)
Closing Balance Sheet	2.5(b)(i)
Closing Interim Statements	2.5(a)
Contest Notice	8.4(b)
David Tetzlaff Employment Agreement	2.6(b)(vi)
Earnout Payments	2.3(b)
Earnout Period	2.3(a)
EBITDA Earnout Payment	2.3(b)
ERISA Affiliate	3.16(b)
Existing A/R LOC	2.4(a)
Existing A/R	2.4(a)
Final Net Members’ Equity	2.5(b)(v)
Foundation	1st Paragraph
Future Claims LOC	2.4(b)(ii)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Initial Purchase Price	2.2(a)
Intellectual Property	3.15
Interim Net Members’ Equity	2.5(a)
Interim Statements	2.5(a)
John Russell	1st Paragraph
John Russell Employment Agreement	2.6(b)(iv)
June 30 Statements	3.7(a)
Leased Real Property	3.14(b)
Litigation Indemnification Agreement	2.6(b)(vii)
Material Contracts	3.9(a)
MSC and American Safety Claims	2.4(b)(iii)(1)
MSC and American Safety Reimbursements	2.4(b)(iii)(1)
Monthly Treaty Reports	2.4(b)(i)
Owned Personal Property	3.13(b)
Personal Guarantees	5.15(b)
Personal Property Leases	3.13(a)
Pre-Closing Tax Returns	5.8(a)
Real Property Leases	3.14(b)
Restricted Area	5.14(c)
Revenue Earnout Payment	2.3(b)
Seller Indemnitees	8.3(a)
Seller Indemnitors	8.2(a)
Sellers	1st Paragraph

Seller Trusts	1st Paragraph
Special Bonuses	5.10(d)
Straddle Period Tax Returns	5.8(b)(i)
Subscription Agreement	2.6(b)(iii)
Termination Date	7.2
Termination Fee	7.5(a)
Texas Merger	5.1(a)
Thomas Russell Employment Agreement	2.6(b)(v)
Umpire	9.1(a)
Vision	1st Paragraph
Vision Audited Statements	3.7(a)
Vision Benefit Plans	3.16(b)
Vision ERISA Plan	3.16(b)
Vision Financial Statements	3.7(a)

ARTICLE 2

PURCHASE AND SALE OF INTERESTS

Section 2.1 Purchase and Sale of Interests. On the Closing Date, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, the Interests, free and clear of all Liens.

Section 2.2 Purchase Price.

(a) Amount. The aggregate consideration for the Interests shall be the sum of (i) Twenty Million Dollars ($20,000,000), subject to adjustment as provided in Section 2.5, payable at Closing (the “Initial Purchase Price”), plus (ii) the amount of Earnout Payments, if any, that may be payable after Closing in accordance with Section 2.3.

(b) Payment of Initial Purchase Price. Buyer shall pay the Initial Purchase Price to Sellers on the Closing Date as follows:

(i) Cash. Fifteen Million Dollars ($15,000,000), subject to adjustment as provided in Section 2.5, shall be paid in cash (the “Cash Portion”).

(ii) Stock. Five Million Dollars ($5,000,000) shall be paid by Buyer’s delivery to Sellers of that aggregate number of shares of Buyer Common Stock equal to $5,000,000 divided by the Average Buyer Share Price (the “Buyer Shares”). Notwithstanding the foregoing, if the Average Buyer Share Price is less than Thirteen Dollars ($13.00), Buyer may elect to pay Sellers all or any portion of the $5,000,000 in cash at Closing in lieu of delivering that amount of Buyer Shares.

(c) Allocation of Payments Among Sellers. The Initial Purchase Price, and any Earnout Payments that may become due, shall be paid to Sellers in accordance with the allocations set forth on Exhibit A.

(d) Allocation of Purchase Price for Tax Purposes. All amounts constituting consideration within the meaning of, and for the purposes of, Section 1060 of the Code and the regulations thereunder shall be allocated among the assets of Vision, including the assets acquired from Texas MGA, and any other rights acquired by Buyer hereunder, as applicable, in the manner required by Section 1060 of the Code and the regulations thereunder and all other applicable Laws. Within sixty calendar days after the Closing Date, Buyer shall provide Sellers with the schedule allocating all such amounts as provided herein (the “Allocation Schedule”). Buyer will revise the Allocation Schedule and deliver it to Sellers to the extent necessary to reflect the Earnout Payments and any other post-Closing payments made pursuant to or in connection with this Agreement. Each of the parties hereto agrees to report consistently with the Allocation Schedule for all Tax purposes, and not take any position inconsistent with the Allocation Schedule for any Tax purposes.

Section 2.3 Earnout Payments.

(a) Earnout Period. The “Earnout Period” shall commence on the Closing Date and end on December 31, 2009.

(b) Possible Earnout Payments. For each calendar year during the Earnout Period, Sellers shall be eligible to receive an annual cash payment based on the amount of Vision Revenue (each a “Revenue Earnout Payment”), and an annual cash payment based on the amount of Vision EBITDA (each an “EBITDA Earnout Payment”), if such payments are earned in accordance with this Section 2.3 (Revenue Earnout Payments and EBITDA Earnout Payments are collectively “Earnout Payments”).

(c) Maximums. The aggregate maximum Revenue Earnout Payment that may be earned for any single full calendar year is Seven Hundred Thousand Dollars ($700,000), and the aggregate maximum EBITDA Earnout Payment that may be earned for any single full calendar year is Two Million One Hundred Thousand Dollars ($2,100,000), subject to adjustment for calendar years 2005 and 2006 as described in Exhibit C. The aggregate maximum amount of all potential Earnout Payments that may be earned over the full Earnout Period is Fourteen Million Dollars ($14,000,000).

(d) Revenue Earnout Payment. Each possible Revenue Earnout Payment shall be computed in accordance with the formula and terms set forth on Exhibit B.

(e) EBITDA Earnout Payment. Each possible EBITDA Earnout Payment shall be computed in accordance with the formula and terms set forth on Exhibit C.

(f) Consistent Methodologies. All amounts used in the computation of the potential Earnout Payments shall be made using methodologies consistent with those used in preparing the Vision Financial Statements for 2003; provided, however, that if there is a material change in GAAP or SAP after Closing required by Law or any applicable Governmental Authority, the parties will apply such change to the computation and make appropriate counterbalancing adjustments to the targets set forth on Exhibits B and C; and provided, further, that all uncollectible accounts receivable (to the extent not paid to Buyer pursuant to Section 2.4) shall be written off Vision’s books in accordance with Buyer’s policies generally regarding write-off of uncollectible accounts receivable.

(g) Annual Procedure.

(i) Not later than March 31 of each year beginning with March 31, 2006, Buyer shall deliver to Sellers Representative a schedule showing the computation of Vision Revenue, Vision EBITDA and any potential Earnout Payments (the “Annual Earnout Schedule”). Sellers Representative shall have thirty calendar days from the date of receipt of each Annual Earnout Schedule to notify Buyer in writing of any objections to such schedule, setting forth in reasonable detail the reasons for such objections. During such thirty calendar day period, Buyer shall make available to Sellers Representative and his representatives, at Buyer’s offices during normal business hours and at Sellers’ expense, all books and records of Vision and AVIC and its Affiliates as Sellers Representative shall reasonably request in order for Sellers Representative to perform his review of the Annual Earnout Schedule; provided, however, that in the event that Sellers Representative discovers an error(s) in the Annual Earnout Schedule, which would lead to an underpayment in the Earnout Payments of at least ten percent (10%), then such review shall be at Buyer’s expense.

(ii) In the event that Sellers Representative does not deliver a timely objection notice to Buyer in accordance with this subsection (g), the Annual Earnout Schedule as delivered by Buyer shall be deemed final and binding on all parties on the 31st calendar day after Sellers Representative’s receipt of the Annual Earnout Schedule.

(iii) In the event that Sellers Representative delivers a timely objection notice to Buyer in accordance with this subsection (g), Buyer and Sellers Representative shall attempt in good faith to resolve all disputes regarding the Annual Earnout Schedule within thirty calendar days from the date Buyer receives such objection notice from Sellers Representative.

(iv) If Buyer and Sellers Representative cannot reach agreement on all such disputes within such thirty calendar day period (or such longer period as they may mutually agree), then the issues remaining in dispute shall be submitted to arbitration in accordance with Section 9.1.

(v) Within three Business Days after each Annual Earnout Schedule becomes final and binding, if any Earnout Payment is due to Sellers, Buyer shall pay such Earnout Payment to Sellers in cash; provided, however, that if any of the Trusts identified on Exhibit A are terminated prior to the date upon which any Earnout Payment is due, Buyer shall pay the portion of the Earnout Payment owed to such Trust to Sellers Representative on behalf of such Trust. The parties shall treat a portion of any Earnout Payment as imputed interest if and to the extent required by Section 483 or Section 1274 of the Code.

(h) Reversal of Roles in Process. For any portion of the Earnout Period during which Sellers Representative serves as an officer of Vision, upon Buyer’s request, Sellers Representative shall prepare the Earnout Schedule and deliver it to Buyer, with the process in Section 2.3(g) being appropriately adjusted to permit Buyer the right to object to such Earnout Schedule.

(i) Operations of Vision During Earnout Period. The parties acknowledge and agree that they intend for Vision’s operations to continue after the Closing in a manner generally consistent with such operations immediately preceding the Closing. In the event that, during the Earnout Period, Vision is merged, combined or consolidated with Buyer or an Affiliate of Buyer, Buyer shall maintain separate books and records with respect to Vision for the determination of the Earnout Payments. In the event that, during the Earnout Period, Buyer or any of its Affiliates sells or otherwise transfers more than fifty percent of Vision’s equity or all or substantially all of Vision’s assets to an unaffiliated third party, then Buyer will either, as determined by Sellers Representative in his or her sole discretion, (i) cause the purchaser or transferee to assume Buyer’s obligations with respect to the Earnout Payments, or (ii) if Sellers earned at least fifty percent (50%) of the maximum Earnout Payment for any year prior to such transaction with an unaffiliated third party, pay or cause the purchaser or transferee to pay the Sellers in cash at the closing for such transaction an amount equal to seventy percent (70%) of the present value of the maximum Earnout Payments still potentially available to Sellers. If Sellers did not earn at least fifty percent (50%) of the maximum Earnout Payment for any year prior to such transaction with an unaffiliated third party, item (ii) will not be available.

Section 2.4 Accounts Receivable.

(a) Existing Accounts Receivable. At Closing, John Russell shall deliver to Buyer an irrevocable letter of credit in a form mutually acceptable to John Russell and Buyer (the “Existing A/R LOC”) for the aggregate outstanding amount owed to Vision and Texas MGA as of December 31, 2004 pursuant to the MSC Agreement and the American Safety Agreement (the “Existing A/R”). Such aggregate amount shall be (i) the amount reflected on the trial balance report used to prepare Vision’s November 30, 2004 financial statements, plus or minus (ii) an amount for December 2004 that is the average monthly increase or decrease, respectively, in the Existing A/R for the other eleven months of 2004. Vision shall provide the proposed amount of the Existing A/R LOC to Buyer not later than ten Business Days before Closing, and Buyer, Vision and John Russell shall cooperate to reach agreement on the amount before Closing. Not later than January 31, 2006, Buyer and Sellers Representative shall mutually determine whether Vision has not then collected any portion of the Existing A/R, and either John Russell shall pay to Buyer in cash any such uncollected amount within three Business Days after the uncollected amount is determined or, if John Russell does not make such payment, Buyer shall be entitled to draw such amount under the Existing A/R LOC. The Existing A/R LOC shall remain in effect for the benefit of Buyer until the process described in this subsection 2.4(a) has been completed.

(b) Accounts Receivable for Future Claims Paid.

(i) Attached as Exhibit D are the monthly treaty year reports (the “Monthly Treaty Reports”) that Vision and Texas MGA delivered to MSC and to American Safety for the month ended July 2004. As reflected in these Monthly Treaty Reports, the “Outstanding” amount represents the amount of estimated case loss reserves for the Business under the MSC Agreement (excluding the portion of such amount reimbursable by ACE INA Group as a reinsurer for insurance policies written on or after July 1, 2001) and under the American Safety Agreement, which was an aggregate of $1,368,889 at July 31, 2004 (comprised of $894,465 for MSC and $474,424 for American Safety). Within fifteen calendar days after the end of each month prior to the Closing, Vision shall deliver to Buyer Monthly Treaty Reports for the month that will have just ended and, at the Closing, Sellers Representative shall certify that the Monthly Treaty Reports for November 30, 2004, which will be the then most recently delivered such reports, have been prepared in a manner consistent with Vision’s past methodology and in accordance with the MSC Agreement and the American Safety Agreement, as applicable.

(ii) At Closing, John Russell shall deliver to Buyer an irrevocable letter of credit in a form mutually acceptable to John Russell and Buyer (the “Future Claims LOC”) in an amount equal to the aggregate “Outstanding” amount reflected on the Monthly Treaty Reports for November 30, 2004 for the MSC Agreement (excluding the portion of such amount reimbursable by ACE INA Group as a reinsurer for insurance policies written on or after July 1, 2001) and for the American Safety Agreement. The Future Claims LOC shall remain in effect for the benefit of Buyer through the completion in 2008 of the annual procedure described below, provided, however, that if John Russell desires that any Future Claims LOC have a one-year term, Buyer shall be entitled to draw the full amount under the Future Claims LOC if a replacement letter of credit with identical terms is not delivered to Buyer prior to each one-year expiration.

(iii) Annual Procedure.

(1) For purposes of this Section 2.4, “MSC and American Safety Claims” means the aggregate net amount of claims paid by Vision for the years 2005, 2006 and 2007 under the MSC Agreement (excluding the portion of such amount reimbursable by ACE INA Group as a reinsurer for insurance policies written on and after July 1, 2001) and the American Safety Agreement, less subrogation and other recoveries by Vision with respect to those claims, plus legal expenses paid by Vision with respect to those claims. For purposes of this Section 2.4, “MSC and American Safety Reimbursements” means the amount Vision receives from MSC and American Safety for the years 2005, 2006 and 2007 as reimbursement of the MSC and American Safety Claims.

(2) Not later than January 31 of each of 2006, 2007 and 2008, Buyer and Sellers Representative shall mutually determine the amount of MSC and American Safety Claims paid during the immediately preceding calendar year and the amount of MSC and American Safety Reimbursements received during such period. In each of 2006 and 2007, the amount of the Future Claims LOC may be reduced by the amount of the MSC and American Safety Reimbursements received in 2005 and 2006, respectively. In 2008, once the amount of MSC and American Safety Claims and MSC and American Safety Reimbursements for

2007 have been determined, if the aggregate MSC and American Safety Claims (not including any such claims relating to MSC and American Safety that are then less than ninety days old, unless Buyer has a reasonable basis for believing that such claims are uncollectible) exceeds the aggregate MSC and American Safety Reimbursements, either John Russell shall pay to Buyer in cash the amount of such excess within three Business Days or, if John Russell does not make such payment, Buyer shall be entitled to draw such amount under the Future Claims LOC.

(c) Adjustment to Purchase Price. Any payments made pursuant to this Section 2.4 shall be treated by Buyer and Sellers as an increase or reduction, as applicable, to the Initial Purchase Price for Tax and all other purposes.

Section 2.5 Closing Date and Post-Closing Net Equity Settlement.

(a) Closing Date Adjustment. Within fifteen calendar days after the end of each month prior to the Closing, Vision shall deliver to Buyer a balance sheet and income statement of Vision as of and for the month that will have just ended (the “Interim Statements”). At the Closing, Sellers Representative shall certify that the then most recently delivered Interim Statements (the “Closing Interim Statements”) have been prepared in a manner consistent with Vision’s past methodology and with GAAP, and that they present fairly, in all material respects, the financial condition of Vision as of its date and the results of operations of Vision year-to-date, except that the Closing Interim Statements will be unaudited and subject to normal year-end adjustments and lack footnotes and other presentation items. Based on the Closing Interim Statements, the Cash Portion of the Initial Purchase Price shall be adjusted as follows as applicable: (i) the Cash Portion shall be increased by the amount by which Vision’s total assets less its total liabilities as shown on the Closing Interim Statements (“Interim Net Members’ Equity”) is more than $1,664,794, or (ii) the Cash Portion shall be decreased by the amount by which Interim Net Members’ Equity is less than $1,664,794.

(b) Post-Closing Settlement.

(i) Not later than ninety calendar days after the Closing Date, Sellers Representative shall cause Vision to prepare a balance sheet as of the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet: (1) will be prepared in accordance with GAAP, (2) will be prepared consistent in all material respects with the Vision Audited Statements, except to the extent that such Vision Audited Statements were not prepared in accordance with GAAP, (3) will include all accruals required by, and will otherwise be consistent with all express terms and conditions of, this Agreement, regardless of whether such accruals, terms or conditions are in accordance with GAAP or the Vision Audited Statements, and (4) will be accompanied by the report of the independent auditing firm Crowe Chizek & Company LLC, stating that the Closing Balance Sheet fairly presents the financial position, assets and liabilities of Vision as of the Closing Date and has been prepared in accordance with GAAP except as set forth in this subsection (b). The parties acknowledge and agree that the use of the Closing Interim Statements to make an adjustment, if any, to the Cash Portion does not preclude Buyer from adjusting prior period financial information of Vision in the Closing Balance Sheet.

(ii) Buyer shall have sixty calendar days from the date of receipt of the Closing Balance Sheet to notify Sellers Representative in writing of any objections to the Closing Balance Sheet, setting forth in reasonable detail the reasons for Buyer’s objections. During such sixty calendar day period, Buyer shall have full and complete access to all books and records of Vision. Buyer shall also have access to all accountants’ work papers as Buyer shall deem appropriate in order for Buyer to perform its review of the Closing Balance Sheet.

(iii) In the event that Buyer does not deliver a timely objection notice to Sellers Representative in accordance with this subsection (b), the Closing Balance Sheet as delivered by Sellers Representative shall be deemed final and binding on all parties on the 31st calendar day after Buyer’s receipt of the Closing Balance Sheet.

(iv) In the event that Buyer delivers a timely objection notice to Sellers Representative in accordance with this subsection (b), Sellers Representative and Buyer shall attempt in good faith to resolve all disputes regarding the Closing Balance Sheet within thirty calendar days from the date Sellers Representative receives such objection notice from Buyer. If Sellers Representative and Buyer cannot reach agreement on all such disputes within such thirty calendar day period (or such longer period as they may mutually agree), then either party can submit the dispute to final and binding arbitration as provided in Section 9.1

(v) Within five Business Days after the Closing Balance Sheet becomes final and binding, the parties shall make such payment as is required by either of the following as applicable: (1) Buyer shall pay to Sellers in cash the amount by which Vision’s total assets less its total liabilities as shown on the Closing Balance Sheet (“Final Net Members’ Equity”) is more than the amount of Interim Net Member’s Equity; or (2) Sellers shall pay to Buyer in cash the amount by which Vision’s Final Net Members’ Equity is less than the amount of Interim Net Members’ Equity. Whichever payment is required by (1) or (2) of the preceding sentence, such payment shall be accompanied by the payment of interest on such amount at the 90-Day Treasury Rate for the number of days elapsed from (but not counting) the Closing Date to and including the date of payment.

(c) Adjustment to Purchase Price. Any payments made pursuant to this Section 2.5 shall be treated by Buyer and Sellers as an increase or reduction, as applicable, to the Initial Purchase Price for Tax and all other purposes.

(d) Reversal of Roles in Process. In the event that Sellers Representative does not serve as an officer of Vision through at least the date that the Closing Balance Sheet is delivered to Buyer, the process in this Section 2.5(b) shall be adjusted as appropriate to provide for Buyer to prepare and deliver the Closing Balance Sheet, with the Sellers Representative having rights to review and object thereto.

Section 2.6 Place and Date of Closing; Closing Deliveries.

(a) The Closing shall take place at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia, at 9:00 a.m. eastern time on January 3, 2005. Subject to completion, the Closing shall be deemed effective as of 12:01 a.m. on January 1, 2005.

(b) At the Closing, Sellers shall deliver to Buyer the following:

(i) assignment of the Interests, free and clear of all Liens, executed by Sellers;

(ii) the documents, evidence and instruments specified in Section 6.2, executed by Sellers as contemplated thereby;

(iii) a subscription agreement for the Buyer Shares in substantially the form attached hereto as Exhibit E (the “Subscription Agreement”), executed by all Sellers who receive Buyer Shares;

(iv) an employment agreement in substantially the form of Exhibit F hereto executed by John Russell (the “John Russell Employment Agreement”);

(v) an employment agreement in substantially the form of Exhibit G hereto executed by Thomas Russell (the “Thomas Russell Employment Agreement”);

(vi) an employment agreement in substantially the form of Exhibit H hereto executed by David Tetzlaff (the “David Tetzlaff Employment Agreement”);

(vii) an agreement in substantially the form of Exhibit I hereto executed by John Russell (the “Litigation Indemnification Agreement”);

(viii) a certificate signed by each Seller certifying pursuant to Sections 897 and 1445 of the Code that none of the Sellers is a nonresident alien for U.S. Tax purposes;

(ix) the Existing A/R LOC and the Future Claims LOC;

(x) a certificate signed by Sellers Representative regarding the November 30, 2004 Monthly Treaty Reports, per Section 2.4(b)(i); and

(xi) a certificate signed by Sellers Representative regarding the Closing Interim Statements, per Section 2.5(a).

(c) At the Closing, Buyer shall deliver to Sellers the following:

(i) a cash payment equal to the amount of the Cash Portion, as adjusted pursuant to Section 2.5;

(ii) the Buyer Shares or cash in lieu thereof, pursuant to Section 2.2;

(iii) the documents and instruments specified in Section 6.1, executed by Buyer as contemplated thereby;

(iv) the Subscription Agreement, executed by Buyer;

(v) the John Russell Employment Agreement, executed by Buyer or one of its Affiliates;

(vi) the Thomas Russell Employment Agreement, executed by Buyer or one of its Affiliates;

(vii) the David Tetzlaff Employment Agreement, executed by Buyer or one of its Affiliates; and

(viii) the Litigation Indemnification Agreement, executed by Buyer.

Section 2.7 Wire Transfers; Withholding Taxes. Any payment of cash required under this Agreement shall be paid to the recipient in immediately available funds, United States Dollars, by means of a wire transfer, if the recipient provides to the payer appropriate wire transfer instructions at least two Business Days prior to the required date of payment, and otherwise by means of a certified check.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS AND VISION

Vision and Sellers (other than the Foundation) hereby represent and warrant to Buyer as set forth in Sections 3.1 through 3.21, and the Foundation hereby represents and warrants to Buyer as set forth in Section 3.22:

Section 3.1 Organization, Standing and Power.

(a) Vision. Vision is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Tennessee and has full corporate power and authority to carry on its business as now conducted and to own, lease and operate all of its assets. Section 3.1 of Sellers Disclosure Memorandum lists all jurisdictions in which Vision is qualified to do business. Except as set forth in Section 3.1 of Sellers Disclosure Memorandum, Vision is duly qualified or licensed to do business as a foreign limited liability company in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires such qualification or licensing, except for such jurisdictions where the failure to be so qualified or licensed would not have a Sellers Material Adverse Effect. Correct and complete copies of Vision’s articles of organization and all amendments thereto (certified by the Tennessee Secretary of State) and Vision’s operating agreement and all amendments thereto, have been made available to Buyer. All limited liability company records of Vision have been made available to Buyer for review, are correct and complete in all material respects, and accurately reflect the ownership of Vision.

(b) Texas MGA. Texas MGA is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas and has full corporate power and authority to carry on its business as now conducted and to own, lease and operate all of its assets. Texas MGA is not qualified or licensed to do business in any jurisdiction other than the State of Texas, and the ownership of its assets and the conduct of its business do not require such qualification or licensing in any other jurisdiction. Correct and complete copies of Texas MGA’s articles of incorporation and all amendments thereto (certified by the Texas Secretary of State) and bylaws and all amendments thereto, have been made available to Buyer. All stock records of Texas MGA have been made available to Buyer for review, are correct and complete in all material respects and accurately reflect the stock ownership of Texas MGA.

Section 3.2 Authority. Sellers and Vision have all requisite power and authority to execute and deliver, and to perform their obligations under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sellers and Vision and, subject to the due execution and delivery by Buyer, will be a valid and binding obligation of Sellers and Vision, enforceable against Sellers and Vision in accordance with its terms, except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability. John Russell is, and will be on the Closing Date, the trustee of each of the Seller Trusts, and he, as such trustee, has all requisite power and authority under the applicable trust documents to sell to Buyer hereunder all of the equity of Vision held in such Seller Trusts.

Section 3.3 Governmental Authorization. Except as set forth in Section 3.3 of Sellers Disclosure Memorandum, the execution, delivery and performance by Sellers and Vision of this Agreement and the consummation of the transactions contemplated hereby do not require Sellers or Vision to obtain any consent, approval or action of, make any filing with, or give any notice to, any Governmental Authority.

Section 3.4 Non-Contravention. Except as disclosed in Section 3.4 of Sellers Disclosure Memorandum, the execution, delivery and performance by Sellers and Vision of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the articles of organization or operating agreement of Vision; (b) violate any provision of the articles of incorporation or bylaws of Texas MGA; (c) violate, conflict with, result in the breach of or default under (or with notice, lapse of time, or both would result in such a breach or default), result in any modification of the effect of, provide the other contracting party the right to terminate or materially amend, or require the other contracting party to consent to the assignment or continuation of, any Material Contract to which either of Vision or Texas MGA is a party; (d) violate any Order against or binding upon Sellers, Vision or Texas MGA, except for such violations that would not have a Sellers Material Adverse Effect; (e) violate any agreement with, or condition imposed by, any Governmental Authority upon Sellers, Vision or Texas MGA, except for such violations that would not have a Sellers Material Adverse Effect; (f) subject to obtaining the governmental authorizations referred to in Section 3.3 hereof, violate any Law, except for such violations that would not, individually or in the aggregate, have a Sellers Material Adverse Effect; or (g) result in a breach or violation of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment or a revocation of, any Permit of Vision or Texas MGA, except for such breaches, violations, defaults, impairments or revocations that would not have a Sellers Material Adverse Effect.

Section 3.5 Ownership of Interests. Except as disclosed in Section 3.5 of Sellers Disclosure Memorandum, Sellers are the owners of 99% of the Interests, as set forth on Exhibit A, free and clear of all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Interests) and such Interests, together with the 1% of Interests owned by the Foundation, constitute all of the limited liability company interests of Vision. Sellers will transfer and deliver to Buyer at the Closing good and marketable title to the Interests free and clear of all Liens and any such other limitation or restriction. Vision does not own, directly or indirectly, any equity or voting interest in, or otherwise control, any Person, and does not have any agreement or commitment to acquire any such interest.

Section 3.6 Capitalization of Texas MGA. The authorized capital stock of Texas MGA consists solely of 1,000 shares of common stock, par value $1.00 per share, of which 1,000 shares are issued and outstanding, all of which shares are owned by John Russell free and clear of all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares). All of the issued and outstanding shares of capital stock of Texas MGA (a) are validly issued and fully paid and are non-assessable under Law, (b) were issued pursuant to a valid exemption from registration under all applicable securities Laws, and (c) were not issued in violation of any preemptive rights of the current or past shareholders of Texas MGA. There are no equity securities of Texas MGA outstanding other than the shares owned by John Russell, and no outstanding Contracts, options, warrants or other rights relating to the capital stock of Texas MGA. Texas MGA does not own, directly or indirectly, any equity or voting interest in, or otherwise control, any Person, and does not have any agreement or commitment to acquire any such interest.

Section 3.7 Financial Statements; Absence of Undisclosed Liabilities.

(a) Section 3.7(a) of Sellers Disclosure Memorandum contains complete and correct copies of the audited consolidated balance sheets and statements of income and cash flow from operations of Vision and Texas MGA as of and for the fiscal years ended December 31, 2001, 2002 and 2003 (the “Vision Audited Statements”) and the unaudited consolidated balance sheet and statement of income and cash flow from operations of Vision and Texas MGA as of and for the six-month period ended June 30, 2004 (the “June 30 Statements”; collectively, the Vision Audited Statements and the June 30 Statements are the “Vision Financial Statements”). The Vision Financial Statements (i) are in accordance with the books and records of Vision and Texas MGA, (ii) have been prepared in accordance with GAAP, except to the extent that the June 30 Statements are unaudited, are subject to normal year-end adjustments and lack footnotes and other presentation items, and (iii) present fairly the consolidated financial position of Vision and Texas MGA as of the dates indicated and the results of Vision’s and Texas MGA’s operations for the periods then ended.

(b) Neither Vision nor Texas MGA has any debts, liabilities or obligations, whether accrued, absolute or contingent, whether due or to become due, that would have been required to be disclosed by Vision or Texas MGA by GAAP, other than (i) as set forth in Section 3.7(b) of Sellers Disclosure Memorandum or (ii) as reserved against or otherwise reflected in the Vision Financial Statements, and all such debts, liabilities or obligations of Vision and Texas MGA shall be reserved against or otherwise reflected in the Closing Balance Sheet.

Section 3.8 Absence of Certain Changes. Since December 31, 2003, (i) except as disclosed in Section 3.8 of Sellers Disclosure Memorandum and (ii) except for the transactions contemplated hereby, Sellers, Vision and Texas MGA have conducted the Business in the ordinary course of business and there has not been:

(a) any change in Vision’s limited liability company interests; any assignment of any member’s governing rights; any grant of any option or right to purchase limited liability company interests of Vision; any issuance of any security convertible into such limited liability company interests; any grant of any registration rights with respect to such limited liability company interests; any purchase, redemption, retirement, or other acquisition by Vision of any of its limited liability company interests;

(b) any amendment to the articles of organization or operating agreement of Vision, nor any amendment to the articles of incorporation or bylaws of Texas MGA;

(c) any Lien placed on, or any sale or transfer of any of Vision’s or Texas MGA’s assets, except for sales or transfers of products and services made in the ordinary course of business and except for Permitted Liens;

(d) any capital expenditure by Vision or Texas MGA except in the ordinary course of business;

(e) any employment, deferred compensation, severance, retirement or other similar agreement (or any amendment to any such existing agreement) offered to or entered into with any Vision employee, any grant of any severance or termination pay or retention or similar bonus to any Vision employee, or any change in compensation or other benefits payable to any Vision employee other than merit or tenure increases granted in the ordinary course of business;

(f) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees, or any lockouts, strikes, slowdowns, work stoppages or any threats thereof by or with respect to any Vision employees;

(g) any loans to any employee other than loans to employees in accordance with the terms of Vision’s 401(k) plan; or

(h) any event, occurrence or condition of any character that has had, or which might reasonably be expected to have, a Sellers Material Adverse Effect.

Section 3.9 Material Contracts.

(a) Section 3.9 of Sellers Disclosure Memorandum contains a correct and complete list of all of the following types of Contracts (other than the Personal Property Leases and Real Property Leases) to which Vision or Texas MGA is a party or by which any of their respective assets or properties are bound, or pursuant to which Vision or Texas MGA has any rights, benefits, obligations or liabilities:

(i) all Contracts having a duration of three months or more that are not terminable without penalty upon sixty calendar days or less prior written notice by any party;

(ii) all Contracts that require or could reasonably be expected to require any party thereto to pay $25,000 or more in any twelve month period, or $50,000 or more in the aggregate;

(iii) all loan agreements, indentures, letters of credit, mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, purchase money liens, liens securing rental payments under capital lease arrangements, guarantees, instruments and other Contracts relating to the borrowing of money or obtaining of or extension of credit;

(iv) all joint venture, partnership and similar Contracts involving a sharing of profits or expenses;

(v) all broker, agency and sales promotion Contracts (other than standard form producer agreements entered into in the ordinary course of business);

(vi) all Contracts that require or could require the payment of any severance, retention or similar payments to employees on or after the date of this Agreement;

(vii) all Contracts that contain any restrictive covenant or confidentiality agreement (other than agreements relating solely to information about a customer’s business or services provided to the customer by Vision or Texas MGA) limiting the activities of Vision or Texas MGA;

(viii) all Contracts that constitute a lease or license of any Intellectual Property from any third party (other than licenses for commercially available software subject to “shrink wrap” or “click through” licenses, the license fees for which have not exceeded and do not and will not exceed in the aggregate $10,000 for any twelve (12) month period);

(ix) all stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements, including any Contracts relating to the acquisition, lease or disposition of any material assets or properties of Vision or Texas MGA during the past three years.

The Contracts listed in Section 3.9 of Sellers Disclosure Memorandum are collectively the “Material Contracts.” A true and correct copy of each Material Contract (or, if oral, a written description thereof) has been made available to Buyer.

(b) Except as set forth in Section 3.9 of Sellers Disclosure Memorandum, each of the Material Contracts was entered into by either Vision or Texas MGA in the ordinary course of business, is in full force and effect and there exists no breach or violation of or default under any of such Material Contracts by either of Vision or Texas MGA or, to the Knowledge of Sellers, any other party to such Material Contracts or any event which, with notice or the lapse of time, or both, will create a breach or violation thereof or default thereunder by either of Vision or Texas MGA or any other party to such Material Contracts.

(c) Except as set forth in Section 3.9 of Sellers Disclosure Memorandum, there exists no actual or, to the Knowledge of Sellers, any threatened termination, cancellation or limitation of, or any amendment, modification or change to, any Material Contract which could reasonably be expected to have a Sellers Material Adverse Effect.

(d) Neither Vision nor Texas MGA has granted any power of attorney affecting or with respect to the Business that remains outstanding.

(e) The MSC Agreement and the American Safety Agreement are the only Contracts pursuant to which Vision or Texas MGA is required to fund the payment of claims on behalf of the insurance carrier and then seek reimbursement. All other Contracts between Vision or Texas MGA and the insurance carriers involved in the Business require Vision or Texas MGA to pay a claim only if the insurance carrier has funded the payment in advance.

Section 3.10 Litigation. Section 3.10 of Sellers Disclosure Memorandum lists all Litigation pending or, to the Knowledge of Sellers, threatened against Vision or Texas MGA or any of their respective assets or properties, or against Sellers with respect to Vision or Texas MGA. Section 3.10 of Sellers Disclosure Memorandum also lists all Orders outstanding against Vision or Texas MGA. Except as disclosed in Section 3.10 of Sellers Disclosure Memorandum, there is no Litigation pending or, to the Knowledge of Sellers, threatened against Sellers, Vision or Texas MGA or any of their properties or assets that, if adversely determined, could reasonably be expected to result in a Sellers Material Adverse Effect; nor is there any Order outstanding against Vision or Texas MGA that could reasonably be expected to result in a Sellers Material Adverse Effect.

Section 3.11 Compliance with Laws; Insurance Matters.

(a) Except as set forth in Section 3.11 of Sellers Disclosure Memorandum, Vision, Texas MGA and the Business are in compliance in all material respects with all Laws, including all Laws applicable to the operations of a managing general agent, and none of Sellers Representative, Vision or Texas MGA has received any written notice alleging any material violation of any Law.

(b) Section 3.11 of Sellers Disclosure Memorandum sets forth a complete list of all material Permits held by Vision and Texas MGA, and all such Permits are valid and in full force and effect. Except as listed in Section 3.11 of Sellers Disclosure Memorandum, each of Vision and Texas MGA has all material Permits necessary to conduct its Business in the manner it is presently being conducted. Except as listed in Section 3.11 of Sellers Disclosure Memorandum, neither Vision nor Texas MGA has engaged in any activity that is reasonably likely to cause revocation or suspension of any of its Permits and no action or proceeding looking to or contemplating the revocation or suspension of any such Permit is pending or, to Sellers’ Knowledge, threatened.

(c) Except as set forth in Section 3.11 of Sellers Disclosure Memorandum, all forms of insurance policies (including applications) that have been or are marketed by Vision or Texas MGA are (and at all relevant times were) in all material respects approved by the applicable Governmental Authorities or have been filed with, and not objected to by, or are not required to be filed with, such Governmental Authorities. Sellers have made available to Buyer correct and complete copies of all insurance policies that have been or are marketed by Vision or Texas MGA.

(d) Except as set forth in Section 3.11 of Sellers Disclosure Memorandum, all insurance premium rates, commission rates and other types of fees related to the Business that are required to be filed with any Governmental Authorities have been so filed and approved, or otherwise are (and at all relevant times were) filed and not objected to within the period provided for rejection, and the premiums, commissions and other fees charged in connection with the Business conform in all material respects thereto.

(e) Sellers have provided to Buyer accurate and complete copies of the actuarial reports dated as of March 31, 2004 prepared by Vision for the third-party insurance carriers engaged in the Business with Vision and Texas MGA (the “Actuarial Reports”). The Actuarial Reports (i) accurately reflect the books and records of Vision and Texas MGA, (ii) have been prepared using generally accepted actuarial standards and in accordance with all applicable SAP, (iii) have been prepared using actuarial assumptions that are consistent with the terms and conditions of the underlying insurance policies, and (iv) have been delivered to and accepted without objection by the applicable insurance carriers.

(f) Section 3.11 of Sellers Disclosure Memorandum sets forth a correct and complete list of all consumer complaints received by Governmental Authorities regarding Vision, Texas MGA or any of the insurance carriers for whom Vision or Texas MGA market policies, during the period 2001 through June 2004, to the extent such complaints were communicated to Vision, Texas MGA or Sellers by the Governmental Authorities or insurers, along with a description of the resolution of each such complaint. No such complaint, individually or together with other such complaints, is reasonably likely to result in a Sellers Material Adverse Effect.

(g) All reports provided by Vision or Texas MGA to third parties with which Vision or Texas MGA does business, including reports regarding collections and remittances of cash, were accurate and complete in all material respects when provided to such third parties, and such reports accurately state the amounts of Vision’s and Texas MGA’s obligations to such third parties for remittances of cash owed thereto.

Section 3.12 Environmental Compliance. Except as would not have a Sellers Material Adverse Effect: (a) Vision and Texas MGA are in compliance with all applicable Environmental Laws; (b) Vision and Texas MGA have all material Permits required under any applicable Environmental Laws and are in compliance with their respective requirements; and (c) there are no pending or, to Sellers’ Knowledge, threatened claims under Environmental Laws against Vision or Texas MGA.

Section 3.13 Personal Property.

(a) Section 3.13 of Sellers Disclosure Memorandum contains a true and correct list of each lease pursuant to which each of Vision and Texas MGA leases tangible personal property with an aggregate value in excess of $10,000 (the “Personal Property Leases”). True and correct copies of each lease listed on Section 3.13 of Sellers Disclosure Memorandum and any amendments, extensions, and renewals thereof are attached thereto. Each of the Personal Property Leases described in Section 3.13 of Sellers Disclosure Memorandum is in full force and effect, and there exists no breach or violation of or default under any of the Personal Property Leases by either Vision or Texas MGA or, to the Knowledge of Sellers, any other party to the Personal Property Leases, or any event which, with notice or lapse of time or both, will create a breach or violation thereof or default thereunder by either Vision or Texas MGA or any other party to the Personal Property Leases, the consequences of which, severally or in the aggregate, would have a Sellers Material Adverse Effect. No rights of Vision or Texas MGA under such leases have been assigned or otherwise transferred as security for any obligation of Vision or Texas MGA. The consummation of the transactions contemplated by this Agreement will not create or constitute a default or event of default under any such lease or require the consent of any other party to any such lease in order to avoid a default or event of default.

(b) Section 3.13 of Sellers Disclosure Memorandum contains a complete and correct list of each item of tangible personal property with a value in excess of $2,500 that is owned by either Vision and Texas MGA (collectively, the “Owned Personal Property”). Either Vision or Texas MGA has good, valid and marketable title to each item of Owned Personal Property, free and clear of all Liens other than Permitted Liens.

(c) Except as disclosed in Section 3.13 of Sellers Disclosure Memorandum, the Owned Personal Property and the personal property subject to the Personal Property Leases constitute all of the tangible personal property required to conduct the Business with the exception of any item of tangible personal property having a value of $2,500 or less.

Section 3.14 Real Property.

(a) Neither Vision nor Texas MGA owns any real property.

(b) Section 3.14 of Sellers Disclosure Memorandum contains a true and correct list of each lease (the “Real Property Leases”) pursuant to which each of Vision and Texas MGA leases any real property (the “Leased Real Property”) and a summary description of all structures and other improvements located on each such parcel of Leased Real Property. Each of the Real Property Leases listed in Section 3.14 of Sellers Disclosure Memorandum is in full force and effect and there is no existing default or event of default, real or claimed, or event which with notice or lapse of time or both would constitute a default thereunder by Vision or Texas MGA or, to the Knowledge of Sellers, any other party to such Real Property Leases. Except for Permitted Liens, the interests of Vision and Texas MGA in the Real Property Leases are free and clear of any Liens or rights of any third parties. The consummation of the transactions contemplated by this Agreement will not create or constitute a default or event of default under any Real Property Lease or require the consent of any other party to any Real Property Lease in order to avoid a default or event of default.

(c) There is no default or breach by Vision or Texas MGA nor, to the Knowledge of Sellers, any other party thereto, under any covenants, conditions, restrictions or easements which may affect the Leased Real Property or any portion or portions thereof which are to be performed or complied with by the owner of the Leased Real Property, and no condition or circumstance exists which, with the giving of notice or the passage of time, or both, would constitute a default or breach by Vision or Texas MGA nor, to the Knowledge of Sellers, any other party thereto, under any such covenants, conditions, restrictions, rights-of-way or easements.

Section 3.15 Intellectual Property.

(a) Section 3.15 of Sellers Disclosure Memorandum sets forth a complete and accurate list of all patents, trademarks, trade names, service marks, domain names, copyrights and computer software used in the Business. Except as set forth in Section 3.15 of Sellers Disclosure Memorandum, Vision or Texas MGA owns or has the uncontested right to use all Intellectual Property necessary for the conduct of the Business as presently conducted. For purposes of this Agreement, the term “Intellectual Property” shall mean, collectively, patents, designs, inventions, trademarks, trade names, domain names, service marks, copyrights, computer software, manufacturing processes and confidential or proprietary information.

(b) No claim is pending, or to the Knowledge of Sellers threatened, and neither Sellers, Vision nor Texas MGA has received any written notice that the conduct of the Business (including without limitation, the use of any Intellectual Property) infringes upon, misappropriates or conflicts with any rights in Intellectual Property claimed by any third party. No claim is pending, or to the Knowledge of Sellers threatened, alleging that any Intellectual Property owned or licensed by or to Vision or Texas MGA or which Vision or Texas MGA otherwise has the right to use is invalid or unenforceable by Vision or Texas MGA.

(c) Except as set forth in Section 3.15 of Sellers Disclosure Memorandum, no royalties or fees are payable by Vision or Texas MGA to anyone for use of the Intellectual Property (other than licenses for commercially available software subject to “shrink wrap” or “click through” licenses, the license fees for which have not exceeded and do not and will not exceed $5,000 for any twelve (12) month period). Correct and complete copies of all agreements pursuant to which Vision or Texas MGA licenses any Intellectual Property have been delivered to Buyer (other than licenses for commercially available software subject to “shrink wrap” or

“click through” licenses, the license fees for which have not exceeded and do not and will not exceed $5,000 for any twelve (12) month period). Except as set forth in Section 3.15 of Sellers Disclosure Memorandum, all such agreements are in full force and effect, and, to the Knowledge of Sellers, there are no existing defaults or events of default, real or claimed, or events which with or without notice or lapse of time, or both, would constitute defaults under such agreements that would give the non-defaulting party a right to terminate such agreement or a right to receive any payment pursuant to such agreement.

Section 3.16 Employee Benefit Plans; ERISA.

(a) Texas MGA has never maintained, sponsored or contributed to any type of employee benefit or welfare plan.

(b) Section 3.16 of Sellers Disclosure Memorandum sets forth a correct and complete list of all pension, retirement, profit sharing, deferred compensation, severance pay, vacation, bonus or other incentive plan, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, adopted, maintained by, sponsored in whole or in part by, or contributed to at any time by Vision or any entity that is considered one employer with Vision under Section 4001 of ERISA or Code Section 414 (“ERISA Affiliate”) for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the “Vision Benefit Plans”). Section 3.16 of Sellers Disclosure Memorandum includes a description of the benefits offered under any unwritten Vision Benefit Plan. Any of the Vision Benefit Plans that is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or an “employee welfare benefit plan,” as that term is defined in Section 3(1) of ERISA, is referred to herein as a “Vision ERISA Plan.” Neither Vision nor any of its ERISA Affiliates have ever maintained a “defined benefit plan,” as defined in Code Section 414(j). Vision has made available to Buyer copies of all Vision Benefit Plans.

(c) For each Vision Benefit Plan, Sellers have delivered or made available to Buyer true, correct and complete copies of all (i) trust agreements or other funding arrangements for such Vision Benefit Plan (including insurance contracts), and all amendments thereto; (ii) determination letters (including determination letters for each prior version of such Vision Benefit Plan and each plan that has been merged into such Vision Benefit Plan), rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the Department of Labor, or the Pension Benefit Guaranty Corporation; (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Vision Benefit Plan; (iv) summary plan descriptions and any material modifications thereto; (v) copies of any filings with the Internal Revenue Service; (vi) all personnel, payroll and employment manuals and policies; (vii) all collective bargaining agreements; (viii) all Contracts with third-party administrators, actuaries, investment managers, consultants and other independent contractors that relate to Vision Benefit Plans; (ix) IRS Forms 5500 filed in each of the most recent three plan years for Vision Benefit Plans, including all schedules thereto and opinions of independent accountants; and (x) complete and accurate written summaries of any Vision Benefit Plan that is oral.

(d) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, all the Vision Benefit Plans and the related trusts subject to ERISA comply in all material respects with, and have been administered in substantial compliance with, (i) the provisions of ERISA, (ii) all provisions of the Code relating to qualification and tax exemption under Code Sections 401(a) and 501(a), and (iii) all other Laws, and neither Sellers nor Vision has received any written notice from any Governmental Authority questioning or challenging such compliance, nor are there any pending investigations or notices of pending investigation by a Governmental Authority.

(e) All Vision Benefit Plans are in compliance with the applicable terms of ERISA, the Code, all applicable federal and state securities Laws, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Sellers’ Material Adverse Effect. Each Vision ERISA Plan (and all prior versions of such Vision ERISA Plan) that is intended to be qualified under Code Section 401(a) has received a favorable determination letter from the Internal Revenue Service, and neither Sellers nor Vision are aware of any circumstances likely to result in revocation of any such favorable determination letter.

(f) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, all Vision Benefit Plan documents, and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Vision Benefit Plans are correct and complete and have been timely filed with the Internal Revenue Service, the Department of Labor, or distributed to participants of a Vision Benefit Plan (as required by Law) and there have been no changes in the information set forth therein.

(g) No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Section 4975(e)(2) of the Code) with respect to any Vision Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Section 4975(c) of the Code or Section 406 of ERISA).

(h) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum or as required under Section 601 et. seq. of ERISA or Code Section 4980B, Vision has never maintained a Vision Benefit Plan providing welfare benefits (as defined in ERISA Section 3(1)) to employees after retirement or other separation from service.

(i) Except as set forth in Section 3.16 of Sellers Disclosure Memorandum, there are no restrictions on the rights of Vision to amend or terminate any Vision Benefit Plan without incurring any liability thereunder. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Vision Benefit Plan and no circumstances exist that could give rise to such Taxes.

(j) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any member, officer, employee or agent of Vision under any Vision Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Vision Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit. Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, no payment that is owed or may become due to any member, officer, employee or agent of Vision will be non-deductible or subject to Tax under Code Section 280G or 4999; nor will Vision be required to “gross up” or otherwise compensate such individuals because of the imposition of any excise Tax upon payment to such individual. No event has occurred or circumstances exist that could result in a material increase in premium costs of any Vision Benefit Plans that are insured, or a material increase in any benefit costs of any Vision Benefit Plans that are self-insured.

(k) Vision and Sellers have performed all of their respective obligations under the Vision Benefit Plans and have made appropriate entries in Vision’s financial records and statements for all such obligations that have accrued but that are not yet due. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement or employment agreement) of employees and former employees of Vision and their respective beneficiaries have been fully reflected on the Vision Financial Statements to the extent required by and in accordance with GAAP. Vision and Sellers have made all required contributions and payments which are due and payable under each Vision Benefit Plan for all periods through and including the Closing Date.

(l) Other than routine claims for benefits, no claim against or legal proceeding involving any Vision Benefit Plan is pending or, to the Knowledge of Sellers, threatened.

(m) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, all Vision Benefit Plans that permit participants to direct the investment of plan assets comply with the requirements of ERISA Section 404(c) and accompanying regulations.

(n) Except as disclosed in Section 3.16 of Sellers Disclosure Memorandum, all individuals participating in (or eligible to participate in) any Vision Benefit Plan maintained (or contributed to) by Vision are common-law employees.

(o) Neither Vision nor any of its ERISA Affiliates have at anytime established, maintained or contributed to, or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any multiemployer plan as defined in ERISA Sections 4001(a)(3) and 3(37)(A).

Section 3.17 Labor and Employment Matters. Section 3.17 of Sellers Disclosure Memorandum contains a correct and complete list of all employees of Vision as of July 31, 2004 (the “Business Employees”), specifying for each person his or her job title. Except as disclosed in Section 3.17 of Sellers Disclosure Memorandum, the employment of all Business Employees is terminable at will by Vision without any penalty to or severance obligation becoming owed by Vision. Except as set forth in Section 3.17 of Sellers Disclosure Memorandum, (i) Vision is not a party to any union agreement or collective bargaining agreement or work rules or practices agreed to with any labor organization or employee association applicable to the Business Employees and no attempt to organize any of such employees has been made or is pending, (ii) since January 1, 2001, there has been no labor strike, dispute, slowdown, stoppage or lockout against or affecting Vision, and (iii) no unfair labor practice charge or complaint against Vision is pending before the National Labor Relations Board or any similar Governmental Authority with respect to any of the Business Employees, and neither Vision nor Sellers is aware of any circumstance that could support such a charge or complaint.

Section 3.18 Tax Matters. Except as set forth in Section 3.18 of Sellers Disclosure Memorandum:

(a) All Tax Returns required to be filed by or with respect to each of Vision and Texas MGA have been timely filed with the appropriate Taxing authorities; all federal, state, local, foreign and other Taxes that are shown to be due on such Tax Returns have been timely paid or adequately reserved for on the books and records of Vision or Texas MGA, as applicable; and all such Tax Returns are complete and accurate in all material respects.

(b) Prior to the date hereof, Sellers have provided to Buyer copies of the portions of all federal Tax Returns, and copies of all state Tax Returns, applicable to either of Vision or Texas MGA for the taxable periods ending in 2001, 2002 and 2003. No claim has ever been made by an authority in a jurisdiction where Vision or Texas MGA does not file a Tax Return that such company may be subject to Taxes by that jurisdiction.

(c) There are no outstanding agreements extending or waiving the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due for any taxable period with respect to any Tax for which Vision or Texas MGA may be subject or liable.

(d) None of Sellers, Vision or Texas MGA has received any notice of assessment or proposed assessment in connection with any Taxes of or relating to Vision or Texas MGA. No audit, assessment, collection or other proceeding by any Governmental Authority is pending or, to the Knowledge of Sellers, threatened with respect to (i) any Taxes due from or with respect to Vision or Texas MGA or (ii) any Tax Return of or with respect to Vision or Texas MGA.

(e) There are no Liens for Taxes upon the assets or properties of Vision or Texas MGA, except for Permitted Liens.

(f) Neither Vision nor Texas MGA is a party to any agreement relating to the sharing or allocation of Taxes or indemnification agreement with respect to Taxes or similar contract or arrangement.

(g) Neither Vision nor Texas MGA has been a member of an affiliated group filing a consolidated federal income Tax Return (other than Vision and Texas MGA filing a consolidated return together), or has any liability for Taxes of any Person under Treas. Reg. § 1.1502-6 or § 1.1502-78 (or similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise.

(h) Vision has not filed an election under Treasury Regulation Section 301.7701-3 to be classified other than as provided in Treasury Regulation Section 301.7701-3(b). At all times, Vision has been classified as a partnership for all Tax purposes, and no Taxing authority has taken a position inconsistent with such classification.

(i) Each of Vision and Texas MGA has complied with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provision under foreign Law. Each of Vision and Texas MGA is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(j) Neither of Vision or Texas MGA has made any payments, is obligated to make any payments, or is a party to any agreement that could obligate it to make any payments, that could be disallowed as a deduction under Section 280G or 162(m) of the Code.

(k) Each of Texas MGA and Vision has paid fully and timely, or adequately reserved on the financial statements of Vision, any Taxes that became due upon the merger of Texas MGA with and into Vision.

(l) None of the Seller Trusts has created or will create any Tax liability for Vision, including any payroll or other compensation related Taxes.

Section 3.19 Operations Insurance. Section 3.19 of Sellers Disclosure Memorandum lists all liability, property and casualty, flood, workers’ compensation, employers’ liability, directors and officers’ liability, surety bonds, key man life insurance and other similar insurance Contracts that insure the business, properties, operations or affairs of Vision or Texas MGA or affect or relate to the ownership, use or operations of any of the assets or properties of Vision or Texas MGA. Each such insurance Contract is in full force and effect, all premiums due thereon have been paid, and, to the Knowledge of Sellers, no such insurance Contract is the subject of a notice of cancellation or non-renewal by the issuing insurer. Sellers have made available to Buyer complete and correct copies of all such insurance Contracts together with all riders and amendments thereto. Section 3.19 of Sellers Disclosure Memorandum sets forth a correct and complete list of all claims filed under any of such insurance Contracts (or predecessors thereto) by Sellers, Vision or MGA within the past three years. Except as set forth in Section 3.19 of Sellers Disclosure Memorandum, to the Knowledge of Sellers, the insurance companies issuing such policies are solvent and not operating under the protection of any receivership, liquidation, rehabilitation, conservatorship or other bankruptcy, insolvency or similar proceeding. Sellers, Vision and Texas MGA have complied in all material respects with the terms and provisions of such policies.

Section 3.20 Broker, Financial Adviser.. Except as set forth in Section 3.19 of the Sellers Disclosure Memorandum, neither Vision nor Texas MGA has any liability or obligation to pay any fees, commissions or similar payments to any broker, finder or financial adviser with respect to the transactions contemplated by this Agreement.

Section 3.21 Disclosure. This Agreement, and each certificate or other instrument or document required to be furnished by or on behalf of Sellers, Vision or Texas MGA to Buyer or any of its agents or representatives pursuant hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein in light of the circumstances under which they were made, not misleading.

Section 3.22 Foundation’s Representations.

(a) The Foundation is a not-for-profit corporation duly organized, validly existing and in good standing under the Laws of the State of Tennessee and has full corporate power and authority to carry on its business as now conducted. The Foundation has received a determination letter, and such letter is still in force, from the Internal Revenue Service stating that the Foundation qualifies as a charitable organization under Section 501(c)(3) of the Code.

(b) The Foundation has all requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Foundation and, subject to the due execution and delivery by the other Sellers and by Buyer, will be a valid and binding obligation of the Foundation, enforceable against the Foundation in accordance with its terms, except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability.

(c) The execution, delivery and performance by the Foundation of this Agreement and the consummation of the transactions contemplated hereby do not require the Foundation to obtain any consent, approval or action of, make any filing with, or give any notice to, any Governmental Authority.

(d) The execution, delivery and performance by the Foundation of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the articles of organization or bylaws of the Foundation; (b) violate any Order against or binding upon the Foundation; (c) violate, in any material respect, any agreement with, or condition imposed by, any Governmental Authority upon Foundation; or (d) violate any Law in any material respect.

(e) The Foundation is the owner of 1% of the Interests, as set forth on Exhibit A, free and clear of all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Interests). The Foundation will transfer and deliver to Buyer at the Closing good and marketable title to such 1% of the Interests free and clear of all Liens and any such other limitation or restriction.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers as follows:

Section 4.1 Organization, Standing and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to carry on its business as now conducted and to own, lease and operate all of its assets. Buyer is duly qualified to do business as a foreign corporation in good standing in each jurisdiction in which the ownership of its assets or the conduct of its Business requires such qualification, except for such jurisdictions where the failure to be so qualified would not have a Buyer Material Adverse Effect.

Section 4.2 Authority. Buyer has all requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement and to consummate the transactions contemplated hereby, and the performance by Buyer of its obligations under this Agreement have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and subject to the due execution and delivery by Sellers and Vision will, upon due execution and delivery, be a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as (i) the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally, and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability.

Section 4.3 Governmental Authorization. Other than obtaining the AVIC Licenses, the consummation of the transactions contemplated hereby do not require Buyer to obtain any consent, approval or action of, make any filing with, or give any notice to, any Governmental Authority.

Section 4.4 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the certificate of incorporation or bylaws of Buyer; (b) violate, conflict with, result in the breach of or default under (or with notice, lapse of time, or both would result in such a breach or default), result in any modification of the effect of, provide the other contracting party the right to terminate or materially amend, or require the other contracting party to consent to the assignment or continuation of, any material Contract to which Buyer is a party; (c) violate any Order against or binding upon Buyer, except for such violations that would not have a Buyer Material Adverse Effect; (d) violate any agreement with, or condition imposed by, any Governmental Authority upon Buyer, except for such violations that would not have a Buyer Material Adverse Effect; (e) subject to obtaining the governmental authorizations referred to in Section 4.3 hereof, violate any Law, except for such violations that would not have a Buyer Material Adverse Effect; or (f) result in a breach or violation of any of the terms or conditions of, constitute a default under, or otherwise cause an impairment or a revocation of, any Permit related to Buyer’s business, except for such breaches, violations, defaults, impairments or revocations that would not have a Buyer Material Adverse Effect.

Section 4.5 Investment Intent. Buyer is purchasing the Interests solely for investment, with no present intention to resell or distribute the Interests within the Securities Act. Buyer hereby acknowledges that the Interests have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under such Securities Act.

Section 4.6 Sufficient Funds. Buyer has or will have at Closing sufficient funds available to pay the Cash Portion, and to pay all its fees and expenses related to the transactions contemplated hereby.

Section 4.7 Buyer Shares. The issuance of the Buyer Shares pursuant to this Agreement has been duly authorized by all necessary corporate action on the part of Buyer. When issued and delivered pursuant to this Agreement, the Buyer Shares shall be duly authorized, validly issued, fully paid, non-assessable and not subject to preemptive rights.

Section 4.8 Buyer SEC Filings. Buyer has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January 1, 2003 (the “Buyer SEC Documents”). As of their respective dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Documents, and none of the Buyer SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Buyer SEC Document has been revised or superseded by a later filed Buyer SEC Document, none of the Buyer SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Buyer included in the Buyer SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Buyer and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the Buyer SEC Documents, and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet included in the Buyer SEC Documents, neither Buyer nor any of its subsidiaries has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be recognized or disclosed on a consolidated balance sheet of Buyer and its consolidated subsidiaries or in the notes thereto.

ARTICLE 5

COVENANTS

Section 5.1 Conduct of Business.

(a) Texas Merger. Prior to the Closing, Sellers and Vision shall cause Texas MGA to be merged with and into Vision (the “Texas Merger”), and shall cause Vision to have as of the Closing Date all qualifications, licenses and third-party Contracts required for Vision to conduct the Business in the State of Texas. Vision shall provide Buyer with copies of all documents necessary to effect, or otherwise relating to, the Merger prior to their execution or filing, as applicable. Vision shall be responsible for ensuring that the Merger complies with all Laws, Permits and Material Contracts of Vision and Texas MGA.

(b) Maintain Ordinary Course of Business. Prior to the Closing, except as necessary to effect the transactions contemplated by this Agreement, Sellers shall cause Vision and Texas MGA to (i) in all material respects, operate the Business as presently operated and only in the ordinary course of business, (ii) use commercially reasonable efforts to preserve the value of the Business, and (iii) use commercially reasonable efforts to preserve their relationships with and the goodwill of their customers, suppliers, employees and other Persons having business dealings with either of Vision or Texas MGA

(c) Specific Restrictions. Without limiting the generality of Section 5.1(b), except as necessary to effect the transactions contemplated by this Agreement, or except with the prior approval of Buyer (which shall not be unreasonably withheld, conditioned or delayed), Sellers will not, and will cause Vision and Texas MGA not to:

(i) enter into any contract that would constitute a Material Contract, other than in the ordinary course of business;

(ii) dispose of or acquire any asset used or to be used in the Business, other than acquisitions or dispositions in the ordinary course of business; provided, however, that Buyer acknowledges that Vision will make those certain dispositions of assets and assignments of Contracts to Vision officers, which are detailed in Exhibit J, subsequent to the execution of the Agreement;

(iii) enter into, adopt or (except as may be required by Law or the terms of any such arrangement) modify or terminate any bonus, profit sharing, severance, termination, LLC interest or stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any employee, or amend any such arrangement as it relates to employees (except for changes in compensation payable to any employee that is a merit or tenure increase granted in the ordinary course of business);

(iv) materially change any of its underwriting, pricing, actuarial, commission or investment practices or policies except as contemplated by the terms of this Agreement or except as required by the terms of one of the Material Contracts, or make, or agree to make, any material change in any of its financial, Tax or accounting practices or policies, or in any assumption underlying such a practice or policy, in either case including any basis for establishing reserves, or any depreciation or amortization policies or rates, in each case other than as required by a change in GAAP, SAP or applicable Law;

(v) (A) issue, sell, pledge, redeem, transfer, dispose of or encumber any of the Interests or any shares of capital stock of Texas MGA, (B) amend its certificate of incorporation, articles of organization, operating agreement or bylaws, (C) incur or modify any material indebtedness or other material liability, (D) make or authorize or commit for any capital expenditures other than in amounts not exceeding $30,000 for an individual expenditure or $100,000 in the aggregate, or (E) make any acquisition of, or investment in, assets or stock of any other Person (other than in the ordinary course of business);

(vi) increase the salary or other compensation of any Business Employee;

(vii) hire any new employees or terminate any Business Employee, other than in the ordinary course of business;

(viii) take any action or omit to take any action, which action or omission would result in a material breach of any of Sellers’ representations and warranties set forth in this Agreement; or

(ix) agree in writing or otherwise to take any of the actions described above in this Section 5.1(c).

Section 5.2 Exclusivity. Neither Sellers nor Vision will (and Sellers shall cause Texas MGA not to), directly or indirectly, solicit, initiate or encourage the submission of any proposals for or enter into or continue any discussions with respect to, (i) the acquisition by any Person of any of the membership interests or assets of Vision or capital stock or assets of Texas MGA (including any acquisition structured as a merger, consolidation, or share exchange), or (ii) any transaction pursuant to which Vision or Texas MGA would enter into any marketing relationship with an insurance carrier other than an Affiliate of Buyer (any “Acquisition/Marketing Transaction”), or furnish or permit to be furnished any non-public information concerning Vision or Texas MGA or the Business to any Person (other than Buyer and its representatives), other than information furnished in the ordinary course of business. Sellers shall promptly notify Buyer of any inquiry or proposal received by Sellers, Vision or Texas MGA or any representative thereof with respect to any such Acquisition/Marketing Transaction. Sellers, Vision and Texas MGA and their representatives shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person other than Buyer in respect of any Acquisition/Marketing Transaction.

Section 5.3 Cooperation. Prior to the Closing Date, Sellers shall, and shall cause Vision to, cooperate with Buyer, upon Buyer’s reasonable request (without causing undue disruption of the conduct of the Business), to develop plans for the integration of the Business with that of Buyer and its Affiliates and to allow Buyer to make continued review of the books, records, assets, liabilities, business and operations of Vision and Texas MGA. Without limiting the generality of the foregoing, Sellers shall, and shall cause Vision and Texas MGA to, cooperate with Buyer to audit and implement changes as reasonably requested by Buyer in connection with Vision’s and Texas MGA’s internal accounting, billing and cash management systems. In addition, Sellers shall provide Buyer or its representatives with reasonable access to the Business Employees to facilitate the transition of such employees from Vision Benefits Plans to such benefit plans as may be made available to them following the Closing Date, or for other reasonable purposes as the parties may mutually agree.

Section 5.4 Post-Closing Access.

(a) By Sellers. Following the Closing, Sellers shall allow Buyer and its representatives, upon reasonable prior notice, during regular business hours and at Buyer’s expense, the right to examine and make copies of any Sellers books and records for any reasonable business purpose concerning the conduct of the Business prior to the Closing Date.

(b) By Buyer. At the Closing, Sellers shall leave in the possession of Vision all original books and records of Vision and Texas MGA, and Sellers shall only be allowed to retain copies of such books and records as they may reasonably need for Tax and other reasonable business purposes. Following the Closing Date, Buyer shall allow Sellers and their representatives, upon reasonable prior notice, during regular business hours and at Sellers’ expense, the right to examine and make copies of such books and records of Vision or Texas MGA for any reasonable business purpose. Access to such books and records may not unreasonably interfere with Buyer’s or any successor company’s business operations.

Section 5.5 Filings; Other Actions; Notifications.

(a) Generally. Prior to the Closing, Sellers and Buyer shall cooperate with each other and use (and shall cause their respective Affiliates to use) all commercially reasonable efforts to do or cause to be done all things necessary, proper or advisable on its part under applicable Laws and this Agreement to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including, without limitation, preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings. Sellers and Buyer each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Sellers, Vision or Buyer, as the case may be, or any of their Affiliates, from any third party or Governmental Authority with respect to the transactions contemplated by this Agreement. Sellers and Buyer each shall give prompt notice to the other of any change that is reasonably likely to result in a Sellers Material Adverse Effect or Buyer Material Adverse Effect, respectively.

(b) AVIC Licenses. Prior to the Closing, Buyer will cause AVIC to use all commercially reasonable efforts to obtain as expeditiously as possible the AVIC Licenses. Nothing in this Agreement shall be construed to require Buyer or any of its Affiliates, in connection with the receipt of any such AVIC License, to agree or commit to (i) sell, hold separate, discontinue or limit, before or after the Closing Date, any assets, businesses or interest in any assets or businesses of Buyer or any of its Affiliates (including for this purpose Vision), or (ii) any conditions relating to, or changes or restrictions in, the operations of the business of Buyer or its Affiliates, in each case if the action required would, in Buyer’s reasonable judgment, adversely impact the economic or business benefits to Buyer of the transactions contemplated by this Agreement.

(c) Policy Forms and Rates. Prior to the Closing, at Buyer’s request, Vision shall use all commercially reasonable efforts to prepare and assist Buyer in filing all insurance policy form and rate filings that may be necessary in order for AVIC or another insurance company affiliated with Buyer to issue insurance policies marketed by Vision as part of the Business.

Section 5.6 Further Assurances. On and after the Closing Date, Sellers (as reasonably requested from time to time by Buyer) and Buyer (as reasonably requested from time to time by Sellers) shall take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind (not containing additional representations and warranties) which may be reasonably necessary to carry out any of the provisions of this Agreement.

Section 5.7 Expenses.

(a) Except as otherwise specifically provided in this Agreement, the parties to this Agreement shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of agents, representatives, counsel, investment bankers, actuaries and accountants. All such expenses of Sellers and Vision shall be paid by Vision and shall either be paid prior to the Closing or accrued as a liability on the Closing Balance Sheet.

(b) Prior to the Closing, John Russell and Vision will use commercially reasonable efforts to have Vision assign to John Russell, and John Russell assume, all of Vision’s obligations under that certain Broker Agreement dated May 3, 2004 between Vision and Kemper and Bowron LLC (the “Broker Agreement”), pursuant to a form of assignment and assumption agreement reasonably acceptable to Buyer. In the event that such assignment and assumption is not effected prior to Closing, John Russell agrees that after Closing he shall reimburse Vision immediately for any and all amounts that Vision is required to pay or other costs incurred by Vision pursuant to such Broker Agreement.

Section 5.8 Tax Matters.

(a) Tax Periods Ending Before the Closing Date.

(i) Sellers shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Vision and Texas MGA for all periods ending prior to the Closing Date which are to be filed on or after the Closing Date, including a final federal income Tax Return (“Pre-Closing Tax Returns”). The Pre-Closing Tax Returns shall be prepared by Sellers in a manner that is, to the extent permitted by Law, consistent with the last Tax

Return filed by Sellers prior to the date of this Agreement in each relevant jurisdiction with respect to Vision and Texas MGA. A copy of the Pre-Closing Tax Returns shall be submitted to the Buyer at least thirty calendar days prior to their due date, including extensions, and all reasonable changes requested by Buyer shall be made to the Tax Returns. Sellers agree to make an election under Section 754 of the Code on the final federal income Tax Return for Vision, if the Buyer so requests.

(ii) Sellers shall timely pay all Taxes of Vision and Texas MGA with respect to such periods ending prior to the Closing Date.

(b) Tax Periods Beginning Before and Ending On or After the Closing Date.

(i) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of Vision for Tax periods which begin before the Closing Date and end on or after the Closing Date (“Straddle Period Tax Returns”). Buyer shall provide Sellers a copy of such Tax Returns within twenty days prior to their due date for Sellers’ review and comment.

(ii) Sellers shall pay to Buyer within seven calendar days after the date on which Buyer provides Seller with copies of the Tax Returns described in Section 5.8(b)(i) an amount equal to the portion of such Taxes allocable to the portion of such Taxable period ending on the Closing Date (based on the method described in Section 5.8(b)(iii)).

(iii) For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such Taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of calendar days in the Taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Visions.

(c) Cooperation on Tax Matters. Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Vision shall (i) retain all books and records with respect to Tax matters pertinent to Vision and Texas MGA relating to any

Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Vision or Sellers, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Sellers further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated by this Agreement). Following the Closing Date, Buyer shall allow Sellers and their representatives, upon reasonable prior notice, during regular business hours and at Seller’s expense, the right to examine and make copies of such books and records of Vision or Texas MGA.

(d) Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be borne by Sellers. Vision will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by any Law, Sellers will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties will cooperate to the extent reasonably necessary to prepare such filings or returns as may be required.

Section 5.9 Disclosure Supplements. From time to time prior to the Closing, Sellers shall promptly supplement or amend the Sellers Disclosure Memorandum to reflect any matter that, if existing, occurring or known on the date hereof, should have been so disclosed or that is necessary to correct any information in such Sellers Disclosure Memorandum that was or has been rendered inaccurate since the date hereof; provided, however, that for purposes of determining the rights and obligations of the parties under this Agreement, any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date hereof, or to cure any breach or inaccuracy of Seller’s representations and warranties, unless so agreed to in writing by Buyer; and provided, further, that such supplemental or amended disclosures by Sellers shall not entitle Buyer to refuse to consummate the transactions contemplated hereby unless such supplemental or amended disclosures, individually or in the aggregate, disclose a failure of Sellers to satisfy any of the conditions to Closing specified in Section 6.2 hereof.

Section 5.10 Certain Employee Matters.

(a) Employment Application Process; Notices to Employees. Prior to the Closing, and at the request of Buyer, Vision shall require all of its employees to participate in Buyer’s employment application process, including drug testing, credit reporting and other applicable background screens. Buyer shall be responsible for administering such process, and Buyer shall be responsible for ensuring that such process complies with all Laws. If Buyer determines that any of Vision’s employees do not satisfy Buyer’s normal and customary employment criteria, Vision shall terminate such employees prior to the Closing Date if Buyer so requests, and such individuals shall not be Closing Date Employees. The costs of such termination, including any severance payments, shall be paid by Vision prior to the Closing or accrued on the Closing Balance Sheet. Vision and Buyer shall cooperate and mutually approve any notices or other announcements provided to Vision’s employees regarding the transactions contemplated hereby or any compensation or benefits to be provided to such employees after the Closing.

(b) Credit for Prior Service. Subject to applicable Laws, Buyer shall make available to the Closing Date Employees, either on the Closing Date or as soon thereafter as practicable, employee benefit plans generally provided to the other similarly situated employees of Buyer and its Affiliates. To the extent that any employee benefit plan, program or policy of Buyer is made available to the Closing Date Employees after the Closing Date, Buyer shall, or shall cause its applicable Affiliate to, grant the Closing Date Employees credit for service with Vision prior to the Closing Date for purposes of eligibility and vesting (but not for benefit accrual) to the extent that service of Buyer’s or its applicable Affiliate’s employees is recognized for any such purpose.

(c) Personal Leave Accrual. After the Closing Date, subject to applicable Laws, Buyer shall credit each Closing Date Employee with all unused personal leave accumulated with Vision before the Closing Date in accordance with Vision’s personal leave policy set forth in Section 5.10 of Sellers Disclosure Memorandum, and the Closing Balance Sheet shall include an accrual for the cost of such vacation. In addition, any unused sick leave will be credited to the Buyer’s short-term disability plan.

(d) Employee Bonuses.

(i) Special Agreements. John Russell and Vision have entered into Agreements and Releases with certain current and former Vision employees as set forth and attached as Exhibit K (the “Bonus Agreements”), pursuant to which such individuals will be entitled to certain bonus payments in connection with the Closing (“Special Bonuses”). With respect to each such Bonus Agreement that gives Vision the discretion to elect a form of payment to the current or former employee, John Russell and Vision agree that Vision shall elect a form of payment that does not entitle the current or former employee to any portion of any Earnout Payment. The Bonus Agreements shall not be assigned, amended or modified in any way prior to the Closing, and Vision shall not enter into any Bonus Agreement not listed on Exhibit K on the date of this Agreement. None of Sellers nor Vision has made any commitment to any current or former employee of Vision that could permit such employee to share in any Earnout Payment.

(ii) Costs. As between Vision and John Russell, John Russell shall personally be responsible for all costs of the Special Bonuses and all costs under the Bonus Agreements, including all Taxes owed by Vision in connection therewith and other costs to Vision. Prior to the Closing, John Russell shall make a capital contribution to Vision of sufficient cash to cover all such costs of the Special Bonuses and other amounts owed in connection with the Bonus Agreements, or allocate a sufficient amount of the Cash Portion or the Initial Purchase Price to make such Special Bonuses and other payments, or otherwise make appropriate provision to reimburse Vision as may be agreed by Buyer.

With respect to any other bonuses of any other type due to employees of Vision, prior to the Closing, Vision shall pay all cash or other bonuses to which Vision employees are entitled, or such obligations will be accrued on the Closing Balance Sheet.

(e) Treatment of Certain Vision Benefit Plans. Prior to the Closing Date, Vision will take all actions reasonably necessary or appropriate to fulfill all of its obligations to contribute to and administer the Vision Benefit Plans in accordance with their terms, including making all employer contributions to the accounts of all Vision employees through the day immediately preceding the Closing Date. In addition, at the request of Buyer, Vision will take all steps reasonably necessary to terminate (i) effective on the Business Day immediately preceding the Closing Date, each Vision Benefit Plan that is a plan subject to ERISA, and (ii) effective prior to the Closing Date, any other Vision Benefit Plan that may be requested by Buyer, in each case with Vision providing any required notices, adopting any required amendments and adopting appropriate board of directors resolutions. In addition, prior to the Closing Date, Vision shall take any and all further actions necessary to retain the tax-qualified status of each Vision Benefit Plan that is a tax-qualified plan, including: (i) the preparation, execution and submission of such plans to the Internal Revenue Service under the Employee Plan Compliance Resolution System set forth in Revenue Procedure 2003-44; (ii) the preparation and execution of any amendment deemed necessary in connection with such submission; (iii) the retention of service providers to assist in the preparation of such submission; and (iv) the preparation and distribution of the appropriate employee communications related to the submission. Vision shall provide Buyer with copies of all documents produced in accordance with the preceding sentence prior to their execution or distribution, as applicable. Any costs to Vision of terminating Vision Benefit Plans shall be paid by Vision prior to the Closing or accrued on the Closing Balance Sheet.

Section 5.11 Press Releases and Public Announcements. With Sellers and Vision being one party for this purpose, and Buyer being one party, each party shall submit any proposed press release, media alert, public announcement or other similar notice related to this Agreement or any transaction contemplated hereby, to the other party for its approval (which approval shall not be unreasonably withheld, conditioned or delayed) not less than three Business Days prior to sending any such release, alert, announcement or notice. Without such approval of the other party, no disclosure of this Agreement or the transactions contemplated hereby shall be made except to the extent required by applicable Law or Order, or by applicable rules or regulations of a national or foreign stock exchange or the Automated Quotation System maintained by the National Association of Securities Dealers, Inc.

Section 5.12 Earnout Frustration. Buyer shall not, and shall cause Vision not to, take any action the primary purpose of which is to frustrate (i) the ability of Vision to meet the EBITDA or Revenue targets necessary to earn the Earnout Payments or (ii) the payment of the Earnout Payments if earned. Sellers acknowledge and agree that Buyer or Vision may take actions with the primary purpose of changing Vision’s Business for economic, regulatory or other rational business reasons that might have an unintended effect on the Earnout Payments, and that such actions will not violate this Section 5.12.

Section 5.13 Buyer Nonrecruitment Covenant. Buyer hereby specifically acknowledges and agrees that at no time prior to the Closing Date or, in the event the transactions contemplated by this Agreement are not consummated, that for a period of one year after the termination of this Agreement, will Buyer or any of its Affiliates employ or seek to employ any individual who, at the time of the execution of this Agreement, currently works or worked during the past three months for Vision, except with the written consent of Vision; provided, however, that the foregoing shall not prevent Buyer or its Affiliates from employing an individual who contacts Buyer or its Affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from Buyer or its Affiliates (other than general solicitations in publications or on websites, or use of search firms, in each case not targeted specifically at such individual).

Section 5.14 John Russell Nonrecruitment, Nonsolicitation and Noncompetition Covenants.

(a) Nonrecruitment of Employees. In consideration of the Initial Purchase Price and possible Earnout Payments to be paid to John Russell as a Seller hereunder, John Russell hereby agrees that, during the five years immediately following the Closing Date, he shall not, directly or indirectly, solicit or recruit for employment or encourage to leave employment with Buyer or any of its Affiliates (including Vision for purposes of this Section 5.14) (collectively, the “Alfa Companies”), on his own behalf or on behalf of any other person or entity other than an Alfa Company, any person employed by an Alfa Company or any person who was employed by an Alfa Company within the twelve months immediately preceding such solicitation or recruitment. In addition, John Russell agrees to exercise commercially reasonable efforts to prevent any of the activities listed in this Section 5.14(a) from occurring. Notwithstanding the foregoing, the prohibitions of this Section 5.14 shall not prohibit John Russell, or any entity with respect to which John Russell is an employee, director, or investor, from employing an individual who contacts John Russell or such entity on his or her own initiative without any direct or indirect solicitation by or encouragement from John Russell or such entity (other than general solicitations in publications or on websites, or the use of search firms, so long as such general solicitations or search firm activities are not targeted specifically at an Alfa Company employee).

(b) Nonsolicitation of Policyholders and Agents. In consideration of the Initial Purchase Price and possible Earnout Payments to be paid to John Russell as a Seller hereunder, John Russell hereby agrees that, during the five years immediately following the Closing Date, he shall not, directly or indirectly, on behalf of himself or of anyone other than an Alfa Company, (i) solicit or attempt to solicit any person covered by a non-standard automobile policy issued by any Alfa Company for the purpose of selling such person a non-standard automobile insurance policy issued by any insurance company other than an Alfa Company; or (ii) solicit or attempt to solicit any person who is, or has been during the twelve months prior to such act of solicitation, an agent appointed by any Alfa Company to sell non-standard automobile insurance for the purpose of appointing such person to sell non-standard automobile insurance for any insurance company other than an Alfa Company. In addition, John Russell agrees to exercise commercially reasonable efforts to prevent any of the activities listed in this Section 5.14(b) from occurring.

(c) Noncompetition. In consideration of the Initial Purchase Price and possible Earnout Payments to be paid to John Russell as a Seller hereunder, John Russell hereby agrees that, during the five years immediately following the Closing Date, he shall not, without the prior written consent of Buyer, engage or participate in the Business Activities within the Restricted Area, as a business executive or equity owner, of any business or enterprise that directly competes with the Alfa Companies. For purposes of this Section 5.14(c), the “Business Activities” shall be the business of marketing, underwriting and administering non-standard automobile insurance policies. For purposes of this Section 5.14(c), the “Restricted Area” shall be the States of Alabama, Arkansas, Florida, Georgia, Indiana, Kentucky, Mississippi, Missouri, Ohio, Tennessee, Texas and Virginia. Nothing in this Section 5.14(c) shall prohibit John Russell from acquiring or holding, for investment purposes only, less than five percent (5%) of the outstanding publicly traded securities of any corporation which may compete directly or indirectly with the Alfa Companies.

(d) Certain Limits. In the event that, during the five years following the Closing Date, Buyer or one of its Affiliates terminates the employment of John Russell without “Cause” (as that term is defined in the John Russell Employment Agreement), and thereafter John Russell elects, in his sole discretion, to forego his eligibility to receive future potential Earnout Payments, then the covenants in Sections 5.14(a), (b) and (c) shall not apply for the period of time that John Russell foregoes such eligibility to receive potential Earnout Payments; provided, however, that in no event shall the covenants in Sections 5.14(a), (b) and (c) apply for less than three years after the Closing Date.

(e) Enforceability of Covenants. John Russell acknowledges that the Alfa Companies have a present and future expectation of business within the geographic areas served by them and from their present and proposed customers. John Russell further acknowledges the reasonableness of the term, geographic area and scope of the covenants set forth in this Section 5.14, and agrees that he will not, in any action, suit or other proceeding, deny the reasonableness of, or assert the unreasonableness of, the premises, consideration or scope of the covenants set forth herein. John Russell further acknowledges that complying with the provisions contained in this Section 5.14 will not preclude him from engaging in a lawful profession, trade or business, or from becoming gainfully employed. John Russell and Buyer agree that John Russell’s obligations under the covenants in this Section 5.14 are separate and distinct under this Agreement, and the failure or alleged failure of any Alfa Company to perform its obligations under any provision of this Agreement, the John Russell Employment Agreement or any other agreement among the parties, shall not constitute a defense to the enforceability of the covenants in this Section 5.14. John Russell agrees that any breach of any of the covenants in this Section 5.14 will result in irreparable damage and injury to the Alfa Companies and that Buyer will be entitled to injunctive relief in any court of competent jurisdiction without the necessity of posting any bond. John Russell also agrees that he shall be responsible for all damages incurred by the Alfa Companies due to any breach of the restrictive covenants contained in this Agreement and that Buyer shall be entitled to have John Russell pay all costs and attorneys’ fees incurred by Buyer in enforcing the restrictive covenants in this Section 5.14.

Section 5.15 Dorinco Reinsurance Settlement; Personal Guarantees.

(a) Dorinco Reinsurance Settlement. Prior to Closing, Sellers and Vision shall use commercially reasonable efforts to enter into a written agreement with Dorinco Reinsurance

Company, in form and substance reasonably satisfactory to Sellers Representative and Buyer and approved by Buyer prior to its execution, which shall supersede any and all oral Contracts between Vision and Dorinco Reinsurance Company. At Closing, either (i) John Russell shall personally pay to Dorinco Reinsurance Company any and all amounts owed thereto by Vision; or (ii) the Closing Interim Statements and the Closing Balance Sheet shall include an accrued liability for the full amount owed to Dorinco Reinsurance Company by Vision, in which event Vision will make the payment to Dorinco Reinsurance Company. In addition, John Russell shall indemnify Buyer for any other Loss arising in connection with the business relationship between Vision and Dorinco Reinsurance Company.

(b) Personal Guarantees. John Russell is currently obligated under the four personal guarantees listed in Section 5.15 of the Sellers Disclosure Memorandum (the “Personal Guarantees”). At Closing, or as soon as practicable thereafter, Buyer shall, or shall cause Vision to, take all actions necessary to cancel the Personal Guarantees or otherwise remove John Russell from any liability thereunder, provided that Section 5.15(a) has been complied with.

ARTICLE 6

CONDITIONS TO CLOSING

Section 6.1 Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived by Sellers:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) at and as of the Closing Date, as though made at and as of such date except for changes permitted by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true in all material respects (or in all respects in the case of any such representation or warranty containing any materiality qualification) as of such date.

(b) Covenants. Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

(c) Bringdown Certificate. Buyer shall have delivered to Sellers a certificate to the effect that each of the conditions specified above in Sections 6.1(a) and (b) is satisfied in all respects.

(d) No Injunction. There shall not be any injunction, judgment, Order, decree or ruling in effect that prohibits or enjoins, or any Litigation pending that seeks to prohibit or enjoin or that seeks material monetary damages with respect to, the consummation of the transactions contemplated by this Agreement.

(e) Certified Resolutions. Buyer shall have delivered to Sellers a certified copy of the resolutions duly adopted by Buyer’s board of directors approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f) Good Standing Certificate. Buyer shall have delivered to Sellers a certificate of good standing for Buyer issued within fifteen calendar days prior to the Closing Date by the Delaware Secretary of State.

(g) No Buyer Material Adverse Effect. There shall not have occurred any Buyer Material Adverse Effect, and Sellers shall have received from Buyer a certificate dated as of the Closing Date signed by Buyer to such effect.

(h) Other Deliveries. Sellers shall have received all other documents, instruments and payments listed in Section 2.6(c).

Section 6.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived by Buyer:

(a) Representations and Warranties. The representations and warranties of Sellers and Vision set forth in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) at and as of the Closing Date as though made at and as of such date except for changes permitted by this Agreement and except to the extent that any representation or warranty is made as of a specified date, in which case such representation or warranty shall be true in all material respects (or in all respects in the case of any such representation or warranty containing any materiality qualification) as of such date.

(b) Covenants. Sellers and Vision shall have performed and complied with all of their covenants hereunder in all material respects through the Closing.

(c) Bringdown Certificate. Sellers shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Sections 6.2(a) and (b) is satisfied in all respects.

(d) No Injunction. There shall not be any injunction, judgment, Order, decree or ruling in effect that prohibits or enjoins, or any Litigation pending that seeks to prohibit or enjoin or that seeks material monetary damages with respect to, the consummation of the transactions contemplated by this Agreement.

(e) Certified Resolutions. Sellers shall have delivered to Buyer a certified copy of the resolutions duly adopted by Vision’s members, or other limited liability company action, approving the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(f) Good Standing Certificates. Sellers shall have delivered to Buyer a certificate of good standing for Vision issued within fifteen calendar days prior to the Closing Date by the Secretary of State or other applicable Governmental Authority of each jurisdiction listed in Section 3.1 of Sellers Disclosure Memorandum.

(g) MGA Licenses. Sellers shall have delivered to Buyer evidence reasonably satisfactory to Buyer that all of Vision’s managing general agent licenses listed in Section 3.11 of Sellers Disclosure Memorandum are in full force and effect as of the Closing Date.

(h) No Sellers Material Adverse Effect. There shall not have occurred any Sellers Material Adverse Effect, and Buyer shall have received a certificate dated as of the Closing Date signed by Sellers to such effect.

(i) Texas Merger. Seller shall have delivered to Buyer a copy of certificates of merger issued by the Secretaries of State of Texas and Tennessee confirming that the Texas Merger was effective prior to the Closing Date.

(j) Third-Party Consents. Sellers shall have delivered to Buyer evidence reasonably satisfactory to Buyer that the approvals and consents listed in Section 6.2(j) of Sellers Disclosure Memorandum have been received or deemed received in each case without any conditions, restrictions or limitations.

(k) Other Deliveries. Buyer shall have received all other documents, instruments and payments listed in Section 2.6(b).

ARTICLE 7

TERMINATION

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by mutual written consent of Sellers and Buyer.

Section 7.2 Termination by Either Sellers or Buyer. This Agreement may be terminated and the transactions contemplated hereby may be abandoned by either Sellers or Buyer, upon five Business Days’ notice to the other party, if the Closing does not occur on January 3, 2005 (the “Termination Date”). The right to terminate this Agreement pursuant to this Section 7.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the transactions contemplated by this Agreement to be consummated.

Section 7.3 Termination by Sellers. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date by Sellers if there has been a material breach by Buyer of any representation, warranty, covenant or agreement contained in this Agreement that, individually or together with all such breaches, would prevent any of the conditions set forth in Article 6 from being satisfied (other than by waiver) prior to the Termination Date and that is not curable or, if curable, is not cured within twenty calendar days after written notice of such breach is given by Sellers to Buyer.

Section 7.4 Termination by Buyer. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date by Buyer if there has been a material breach by Sellers of any representation, warranty, covenant or agreement contained in this Agreement that, individually or together with all such breaches, would prevent any of the conditions set forth in Article 6 from being satisfied (other than by waiver) prior to the Termination Date and that is not curable or, if curable, is not cured within twenty calendar days after written notice of such breach is given by Buyer to Sellers.

Section 7.5 Effect of Termination and Abandonment.

(a) Certain Termination Fee. In the event that (i) all the conditions to Buyer’s obligation to close that are set forth in Section 6.2 have been satisfied or waived on or before January 3, 2005, (ii) the transactions contemplated by this Agreement are not consummated by close of business on January 3, 2005, and (iii) Sellers have not breached in any material respect their obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the transactions contemplated by this Agreement to be consummated, then Buyer shall pay to Sellers a termination fee of Two Million Dollars ($2,000,000) in cash not later than January 7, 2005 (the “Termination Fee”). Any such Termination Fee paid by Buyer shall be paid to the Sellers Representative on behalf of the Sellers.

(b) In the event of termination of this Agreement and the abandonment of the transactions pursuant to this Article 7, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement; and provided, further, that if Buyer pays the Termination Fee contemplated by Section 7.5(a), such Termination Fee shall be the only amount to which Sellers are entitled under the circumstances described in Section 7.5(a), regardless of any reason for Buyer’s refusal or failure to consummate the transactions, and Sellers hereby acknowledge and agree that they shall not seek nor be entitled to any other remedy of any type.

ARTICLE 8

INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Covenants. All representations and warranties, and all pre-closing covenants and agreements, made or undertaken by the parties in this Agreement shall survive the Closing through close of business on the third anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 3.16 and 3.18 shall terminate at close of business on the later of the third anniversary of the Closing Date or the 60th calendar day following the expiration of the applicable statute of limitations with respect to the matters contained therein; provided, further, that the representations and warranties contained in Sections 3.5, 3.6 and 3.11(g) shall survive the Closing indefinitely; and provided, further that the representations and warranties in Section 3.10 shall survive the Closing through close of business on the second anniversary of the Closing Date.

Section 8.2 Obligation of Sellers to Indemnify.

(a) Obligation to Indemnify. John Russell and Carol Russell (together, “Seller Indemnitors”), jointly and severally, covenant and agree to defend, indemnify and hold harmless Buyer, its Affiliates (including, for this purpose, Vision after the Closing), and their respective officers, directors and employees (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse the Buyer Indemnitees for, any and all Losses asserted against, imposed upon or incurred by Buyer Indemnitees resulting from, arising out of, based upon or otherwise in respect of any of the following:

(i) any breach of or inaccuracy in any representation or warranty of Sellers or Vision contained in this Agreement (such breach or inaccuracy being determined without regard to (1) any materiality qualification contained in or otherwise applicable to such representation or warranty or (2) whether disclosed to Buyer in any supplementation pursuant to Section 5.9);

(ii) any failure of Sellers or Vision to perform any pre-Closing covenant or agreement hereunder, or any failure of Sellers to perform any post-Closing covenant or agreement hereunder, unless waived in writing by Buyer;

(iii) any Taxes of the Sellers, Vision or Texas MGA related to taxable periods ending (or the portion of a taxable period ending) prior to the Closing Date;

(iv) any Loss with respect to the Bonus Agreements or the Special Bonuses, including any claim to a Special Bonus made by a Person who did not receive such a payment;

(v) any Loss resulting from discrepancies between the amounts that Vision collected on behalf of, and the amounts Vision remitted to, the insurance carriers with which Vision or Texas MGA does business, in Vision’s or Texas MGA’s capacity as fiduciary for such carriers;

(vi) any Loss with respect to the Litigation matters described in Section 8.2 of Sellers Disclosure Memorandum;

(vii) the indemnity provided for in Section 5.15(a); or

(viii) the reasonable costs to Buyer of enforcing this indemnity against Seller Indemnitors.

(b) Deductible. Seller Indemnitors shall not be required to indemnify the Buyer Indemnitees with respect to any claim for indemnification pursuant to Section 8.2(a)(i) unless and until (i) the amount of any such individual claim (or series of related claims) exceeds Twenty-Five Thousand Dollars ($25,000), at which time Seller Indemnitors shall be liable for only the amount by which such claim (or series of related claims) exceeds Twenty-Five Thousand Dollars ($25,000), or (ii) the aggregate amount of all such claims (including those under $25,000 per claim) exceeds One Hundred Thousand Dollars ($100,000), at which time Seller Indemnitors shall be liable for only the amount by which such claim exceeds Fifty Thousand Dollars ($50,000). Notwithstanding the foregoing sentence, indemnification claims relating to Sections 3.1 (“Organization, Standing and Power”), 3.2 (“Authority”), 3.5 (“Ownership of Interests”), 3.6 (“Capitalization of Texas MGA”), 3.11(g) (“Compliance With Laws; Insurance Matters”), 3.16 (“Employee Benefits Plans; ERISA”), and 3.18 (“Tax Matters”), and indemnification claims pursuant to Sections 8.2(a)(ii), (iii), (iv), (v), (vi), (vii) and (viii) shall not be subject to any deductible.

(c) Cap. The Buyer Indemnitees shall not be entitled to recover from the Seller Indemnitors under the provisions of Section 8.2(a) an aggregate amount in excess of 0.75 multiplied by the Initial Purchase Price plus any Earnout Payments that are paid.

Section 8.3 Obligation of Buyer to Indemnify.

(a) Obligation to Indemnify. Buyer covenants and agrees to defend, indemnify and hold harmless Sellers and their Affiliates (for this purpose, not including Vision after the Closing), and their respective officers, directors and employees (collectively, the “Seller Indemnitees”) from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses asserted against, imposed upon or incurred by Seller Indemnitees resulting from, arising out of, based upon or otherwise in respect of any of the following:

(i) any breach of or inaccuracy in any representation or warranty of Buyer contained in this Agreement;

(ii) any failure of Buyer to perform any pre-Closing or post-Closing covenant or agreement hereunder, unless waived in writing by Sellers;

(iii) any wrongful termination of an employee by Vision pursuant to Buyer’s instructions under Section 5.10(a); or

(iv) the reasonable costs to Sellers of enforcing this indemnity against Buyer.

(b) Deductible. Buyer shall not be required to indemnify the Seller Indemnitees with respect to any claim for indemnification pursuant to Section 8.3(a)(i) unless and until (i) the amount of any such individual claim (or series of related claims) exceeds Twenty-Five Thousand Dollars ($25,000), at which time Buyer shall be liable for only the amount by which such claim (or series of related claims) exceeds Twenty-Five Thousand Dollars ($25,000), or (ii) the aggregate amount of all such claims (including those under $25,000 per claim) exceeds One Hundred Thousand Dollars ($100,000), at which time Buyer shall be liable for only the amount by which such claims exceed Fifty Thousand Dollars ($50,000). Notwithstanding the foregoing sentence, indemnification claims relating to Sections 4.1 (“Organization, Standing and Power”), 4.2 (“Authority”) and 4.6 (“Sufficient Funds”), and indemnification claims pursuant to Sections 8.3(a)(ii), (iii) and (iv), shall not be subject to any deductible.

(c) Cap. The Seller Indemnitees shall not be entitled to recover from Buyer under the provisions of Section 8.3(a) an aggregate amount in excess of 0.75 multiplied by the Initial Purchase Price plus any Earnout Payments that are paid.

Section 8.4 Procedure for Indemnification Claims.

(a) Notice of Loss or Asserted Liability. Promptly after (i) becoming aware of circumstances that have resulted in a Loss for which a party entitled to indemnification pursuant to Section 8.2 or Section 8.3 intends to seek indemnification (the “Indemnified Party”) or (ii) receipt by the Indemnified Party of written notice of any demand, claim or circumstances which, with the lapse of time, the giving of notice or both, would give rise to a claim or the commencement of any litigation that may result in a Loss (an “Asserted Liability”), the Indemnified Party shall give notice thereof (the “Claims Notice”) to the party obligated to provide indemnification (the “Indemnifying Party”). The Claims Notice shall describe the Loss or the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss or Asserted Liability that has been or may be suffered by the Indemnified Party. If a Claims Notice is not provided promptly as required by this Section 8.4, the Indemnified Party nonetheless shall be entitled to indemnification by the Indemnifying Party except to the extent that the Indemnifying Party is prejudiced or suffer losses by such late receipt of the Claims Notice.

(b) Opportunity to Defend or Contest Asserted Liability. The Indemnifying Party may elect to assume the defense of or contest, at its own expense, any Asserted Liability. If the Indemnifying Party elects to defend or contest such Asserted Liability, it shall within thirty calendar days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnified Party of its intent to do so by sending a notice to the Indemnified Party (the “Contest Notice”), and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the defense or contest of such Asserted Liability. Counsel for the Indemnifying Party who shall conduct the defense or contest of the Asserted Liability shall be reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects not to defend or contest the Asserted Liability, fails to notify the Indemnified Party of its election as herein provided, or contests its obligation to indemnify under this Agreement, the Indemnified Party (upon further notice to the Indemnifying Party) shall have the right to pay, defend or contest such Asserted Liability on behalf of and for the account and risk of the Indemnifying Party. In any event, each of the Indemnified Party and the Indemnifying Party may participate, at such party’s own expense, in the defense or contest of such Asserted Liability.

(c) Cooperation With Respect to Asserted Liabilities. Seller Indemnitors and Buyer shall cooperate fully with the other as to all Asserted Liabilities, shall make available to each other as reasonably requested all information, records and documents relating to all Asserted Liabilities and shall preserve all such information, records and documents until the termination of any Asserted Liability. Seller Indemnitors and Buyer also shall make available to the other, as reasonably requested, its personnel, agents, and other representatives who are responsible for preparing or maintaining information, records or other documents, or who may have particular knowledge with respect to any Asserted Liability.

(d) Settlement of Asserted Liabilities. If the Indemnifying Party assumes the defense of an Asserted Liability, (i) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (1) there is no finding or admission of any violation of Law on the part of Indemnified Party and no effect on any other claim that may be made against the Indemnified Party, (2) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (3) the compromise or settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such Asserted Liability, and (ii) the Indemnified Party shall have no liability with respect to any compromise or settlement thereof effected without its consent.

(e) Losses Not Involving Asserted Liabilities. Upon receipt of a Claims Notice relating to a Loss that does not involve an Asserted Liability, the Indemnifying Party shall provide a written response to the Indemnified Party within thirty calendar days stating the Indemnifying Party’s position with respect to its obligations under this Article 8. The Indemnifying Party and the Indemnified Party shall then attempt in good faith to resolve all disputes regarding such Loss within thirty calendar days from the date the Indemnified Party receives such written response from the Indemnifying Party and, if the parties cannot reach agreement on all such disputes within such thirty calendar day period (or such longer period as they may mutually agree), then either party shall be entitled to request arbitration of the matter pursuant to Section 9.1.

(f) Payment. Upon determination of the amount of a Loss or Asserted Liability that is binding on both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall pay the amount of such Loss or Asserted Liability by wire transfer of immediately available funds within five Business Days of the date such amount is determined.

Section 8.5 Insurance; Subrogation.

(a) Insurance. Any indemnity payment made by an Indemnifying Party pursuant to this Article 8 shall be reduced by an amount equal to (i) any third party insurance proceeds realized by and paid to the Indemnified Party minus (ii) any related costs and expenses, including the aggregate cost of pursuing any related insurance claims. The Indemnified Party shall use all commercially reasonable efforts to make insurance claims relating to any claim for which it is seeking indemnification pursuant to this Article 8; provided, that (1) the Indemnified Party shall not be obligated to make such an insurance claim if the Indemnified Party in its reasonable judgment believes that the cost of pursuing such an insurance claim together with any correspondent increase in insurance premiums or other chargebacks to the Indemnified Party would exceed the value of the claim for which the Indemnified Party is seeking indemnification pursuant to this Article 8, and (2) no Indemnified Party shall be required to keep or maintain any particular level of insurance.

(b) Subrogation. Upon the Indemnifying Party’s payment in full of an indemnification claim under this Article 8, such Indemnifying Party shall be subrogated to all rights of the Indemnified Party with respect to the Loss to which such indemnification relates; provided, however, that the Indemnifying Party shall only be subrogated to the extent of any amount paid by it pursuant to this Article 8 in connection with such Loss.

Section 8.6 Buyer’s Rights of Setoff. To the extent that Seller Indemnitors owe any amount to the Buyer Indemnitees under this Article 8, and such amount is not paid in accordance with Section 8.4(f), Buyer shall have the right to setoff such amount at Buyer’s election: (a) against any Earnout Payment due to Sellers pursuant to Section 2.3 hereof; (b) the Existing A/R LOC and the Future Claims LOC; or (c) during the twelve months immediately following the Closing Date, against any Buyer Shares that are delivered to Sellers at Closing by canceling such Buyer Shares on Buyer’s stock records (applying the per share price of Buyer Common Stock in effect on the last date that payment was due to Buyer under Section 8.4(f)), in which event Sellers shall return to Buyer the original stock certificate and Buyer shall issue a new certificate for any remaining Buyer Shares not canceled pursuant to the setoff.

Section 8.7 Sole Remedy. The indemnity provided for in this Article 8 shall be the sole and exclusive remedy of the parties hereto after the Closing, provided that nothing herein shall limit in any way any such party’s remedies in respect of fraud by the other party in connection herewith or the transactions contemplated hereby or the rights of such party to such equitable remedies as may be available in respect of fraud.

ARTICLE 9

MISCELLANEOUS

Section 9.1 Arbitration.

(a) The parties shall negotiate in good faith to resolve any dispute arising under this Agreement. Any such dispute that remains outstanding after thirty calendar days (which shall be the same thirty days required under Sections 2.3 and 2.5 if the dispute has arisen with respect to either such Section) shall be submitted for decision to a single arbitrator (the “Umpire”) who is an independent accountant, actuary or lawyer and who has not, and whose firm has not, provided material services to either party within the three years immediately preceding the date of the notice requesting arbitration. Notice requesting arbitration, as well as all other notices required or permitted under this Section 9.1, must be in writing and sent in accordance with Section 9.6. For purposes of this Section 9.1, Buyer shall be considered one party, and Sellers (represented by Sellers Representative) shall be considered one party. This Section 9.1 shall not apply to Buyer’s right to seek injunctive relief under Section 5.14.

(b) The parties shall undertake in good faith to agree on the Umpire. If the parties cannot so agree within thirty calendar days after either party has given the notice of arbitration as provided above, either party may request the American Arbitration Association in Atlanta, Georgia to designate an Umpire with the qualifications set forth above, who shall preside over the arbitration.

(c) The arbitration shall be conducted expeditiously and confidentially in accordance with the Commercial Arbitration Rules of the American Arbitration Association, as such rules shall be in effect on the date of delivery of the notice requesting arbitration, except to the extent such rules are inconsistent with the express provisions of this Section 9.1.

(d) Within thirty calendar days after notice of appointment of the Umpire, the Umpire shall commence the arbitration, and the Umpire and the parties hereto shall use commercially reasonable efforts to conclude the arbitration hearings with such thirty calendar day period. The Umpire shall be relieved of all judicial formality and shall not be bound by the strict rules of procedure and evidence, provided, however, that each party shall be entitled to reasonable discovery in preparing its evidence and arguments. The arbitration shall take place in Atlanta, Georgia. Insofar as the Umpire looks to substantive Law, the Law of Tennessee shall govern. The decision of the Umpire when rendered in writing shall be final and binding. The Umpire is empowered to grant interim relief as he or she may deem appropriate.

(e) The Umpire shall render his or her decision, which shall be in writing and state the reasons therefor, within thirty calendar days following the termination of hearings. Judgment upon the award may be entered in any court having jurisdiction thereof. Each party shall jointly and equally bear with the other party the cost of the Umpire. The remaining costs of the arbitration shall be allocated by the Umpire. The Umpire may, at his or her discretion, award such further costs and expenses as he or she considers appropriate, including but not limited to interest and attorneys’ fees. The Umpire shall not award punitive damages under any circumstances.

Section 9.2 Entire Agreement; No Third Party Beneficiaries. Except as otherwise expressly provided herein, this Agreement (including Sellers Disclosure Memorandum and the other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

Section 9.3 Amendments. This Agreement may be amended only by a subsequent writing signed by all parties. No course of performance by any party hereto shall be deemed to modify or amend this Agreement unless the same shall be consented to in a writing signed by all parties.

Section 9.4 Waivers.

(a) Prior to or at the Closing, Buyer shall have the right to waive any default in the performance of any term of this Agreement by Sellers, to waive or extend the time for the compliance or fulfillment by Sellers of any and all of their obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b) Prior to or at the Closing, Sellers shall have the right to waive any default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Sellers under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by Sellers.

(c) The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise), in whole or in part, without the prior written consent of the other party; provided, however, that Buyer may assign its rights and obligations under this Agreement, in whole or in part, to any wholly owned subsidiary of Buyer without obtaining the prior written consent of Sellers, and provided further that (i) Buyer gives Sellers notice of such assignment, (ii) any such assignment shall not delay the Closing or materially increase the cost to Sellers of consummating the transactions contemplated hereby, and (iii) any such assignment shall not relieve Buyer of its obligations hereunder. Notwithstanding the foregoing, a Seller may assign such Seller’s rights to the Earnout Payments without the consent of Buyer if the assignee is an immediate family member of such Seller, or a trust established for the benefit of an immediate family member of Seller, if such Seller provides Buyer with written notice of the assignment within a reasonable time after the assignment, and if the assignee is bound by the terms of this Agreement, including Section 9.12 below. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 9.6 Notices. All notices or other communications that are required or permitted hereunder shall be in writing and shall be delivered by hand, by commercial courier, or by certified mail, postage pre-paid, to the Persons at the addresses set forth below (or at such other address as may be provided from time to time hereunder). Any such notice shall be deemed given when delivered by hand, when delivered by commercial courier, or three Business Days after mailing when sent by certified mail.

If to Vision to:

The Vision Insurance Group, LLC

210 Westwood Place, Suite 200

Brentwood, Tennessee 37024-1324

Attention: John C. Russell

Telephone:     (615) 312-2101

Facsimile:       (615) 661-6629

with a copy (which shall not constitute notice for purposes of this Agreement) to:

Christopher C. Whitson, Esq.

Sherrard & Roe, PLC

424 Church Street, Suite 2000

Nashville, Tennessee 37219-3304

Telephone:     (615) 742-4200

Facsimile:       (615) 742-4539

If to Sellers to:

John C. Russell

5205 Shaw Court

Brentwood, Tennessee 37027

Telephone:     (615) 377-9954

Facsimile:       (615) 312-2151

with a copy (which shall not constitute notice for purposes of this Agreement) to:

Christopher C. Whitson, Esq.

Sherrard & Roe, PLC

424 Church Street, Suite 2000

Nashville, Tennessee 37219-3304

Telephone:     (615) 742-4200

Facsimile:       (615) 742-4539

If to Buyer:

Alfa Corporation

2108 East South Boulevard

Montgomery, Alabama 36191-0001

Attention: Angela Cooner, Esq.

Telephone:     334-613-4508

Facsimile:       334-288-0905

with a copy (which shall not constitute notice for purposes of this Agreement) to:

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

Attention: Susan J. Wilson

Telephone:     (404) 881-7974

Facsimile:        (404) 881-4777

Section 9.7 Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties, the parties expressly agree that this Agreement shall in all respects be governed by, and construed in accordance with, the internal Laws of the State of Tennessee, without regard for its conflicts of laws principles.

Section 9.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Section 9.9 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. All references herein to articles, sections and exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

Section 9.10 Interpretations.

(a) For purposes of this Agreement, the words “hereof,” “herein,” “hereby” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All dollar references in this Agreement are to the currency of the United States.

(b) No uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto.

Section 9.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 9.12 Sellers Representative. Sellers Representative shall represent the interests of all Sellers hereunder and shall handle all issues pursuant to this Agreement on behalf of all Sellers, including acting on behalf of all Sellers in any disputes with Buyer, and no Seller shall have any right to bring an action against Buyer unless such action is pursued through Sellers Representative.

[Signatures Begin on Next Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ALFA CORPORATION

By:	/s/ Jerry A. Newby
Name:	Jerry A. Newby
Title:	President and Chief Executive Officer

JOHN CHARLES RUSSELL

/s/ John Charles Russell

CAROL LYNN RUSSELL

/s/ Carol Lynn Russell

JOHN CHARLES RUSSELL, TRUSTEE OF THE JOHN CHARLES RUSSELL 2004 ANNUITY TRUST NO. 1

/s/ John Charles Russell, Trustee

JOHN CHARLES RUSSELL, TRUSTEE OF THE JOHN CHARLES RUSSELL 2004 ANNUITY TRUST NO. 2

/s/ John Charles Russell, Trustee

JOHN CHARLES RUSSELL, TRUSTEE OF THE JOHN CHARLES RUSSELL 2004 ANNUITY TRUST NO. 3

/s/ John Charles Russell, Trustee

THE COMMUNITY FOUNDATION OF MIDDLE TENNESSEE, INC.

By:	/s/ Robin Satyshur
Name:	Robin Satyshur
Title:	Professional Svcs Liaison

THE VISION INSURANCE GROUP, LLC

By:	/s/ John Charles Russell
John Charles Russell
President